Exhibit 99.2

Business of the Annual and Special Meeting

1.	Receipt of the Consolidated Financial Statements

To receive the consolidated financial statements of Manulife Financial Corporation (the “Company” or “Manulife”) for the year ended December 31, 2009, together with the reports of the auditor and the actuary on those statements.

2.	Election of Directors

The 16 nominees for election to the Company’s Board of Directors (the “Board”) and their biographies are listed in the section “Nominees for the Board of Directors”. All of the nominees are currently Directors of the Company.

Each successful nominee will be elected to the Board for a term of one year, which expires at the Company’s Annual Meeting in 2011.

Directors’ attendance at Board and committee meetings held in 2009 is shown in the chart for each Director nominee in the “Nominees for the Board of Directors” section.

3.	Appointment of Auditors

The Board proposes that the firm of Ernst & Young LLP (“Ernst & Young”) be appointed as auditor for the 2010 fiscal year. Ernst & Young has served as the Company’s auditor for more than five years. For 2009, fees charged by Ernst & Young to the Company and its subsidiaries were $24.6 million, compared with $21.9 million in 2008.

	Year ended December 31, 2009 ($ in millions)	Year ended December 31, 2008 ($ in millions)

Audit fees[1]	$23.6	$21.1

Audit-related fees[2]	0.3	0.7

Tax fees[3]	0.7	0.1

All other fees	—	—

Total	$24.6	$21.9

[1]	Includes the annual audit, Sarbanes-Oxley Act of 2002 (“SOX”) attestation, reviews of quarterly reports, statutory audits and regulatory filings.

[2]	Includes review of prospectuses, product filing registration statements and due diligence in connection with proposed or consummated acquisitions.

[3]	Includes tax compliance, tax planning and tax advice services.

The Company has complied with applicable rules regulating the provision of non-audit services to the Company by its external auditor. All audit and non-audit services provided to the Company by Ernst & Young have been pre-approved by the Audit and Risk Management Committee (the “Audit Committee”). The Audit Committee has reviewed the magnitude and nature of these services to ensure that they are compatible with maintaining the independence of the external auditor.

4.	Confirmation of An Amendment to By-Law No. 1

On February 10, 2010, the Board agreed that due to the increased size of the Board and the increased number of meetings held, and in order to appropriately compensate Directors for their services as Directors, the Board approved an amendment to By-Law No. 1 of the Company (referred to in By-Law No. 1 as the “Corporation”) increasing the aggregate annual remuneration payable to the Board from $1,500,000 to $2,000,000. As disclosed on page 14, under “Director Compensation”, amounts are paid in respect of services to both the Company and The Manufacturers Life Insurance Company (“Manufacturers Life”), the cost of which is shared equally between the two companies. All Board and committee meetings of the two companies are held concurrently.

The amendment approved by the Board is as follows:

“1.	Section 2.4 of By-Law No. 1 of the Corporation is hereby amended by deleting it in its entirety and replacing it with the following:

“The aggregate remuneration payable to Directors each year for their services as Directors shall not exceed $2,000,000. This amount may be apportioned among the Directors on such basis as the Directors may determine, together with such further amount as may be necessary to reimburse the Directors for their reasonable expenses properly incurred in respect of the services to the Corporation in that capacity.”

2.	The submission of the foregoing amendment to By-Law No. 1 of the Corporation to the shareholders of the Corporation entitled to vote thereon for approval at the next meeting of shareholders of the Corporation is hereby authorized and approved; and

3.	The proper officers of the Corporation are hereby authorized to sign and deliver for and on behalf of the Corporation all such documents and instruments and to do all such other acts and things as may be necessary or desirable to give effect to the foregoing resolution.”

To be effective, this amendment must be confirmed by special resolution of the shareholders. This special resolution requires the affirmative vote of not less than two-thirds of the votes cast by holders of Common Shares present in person or represented by proxy. The Board recommends that shareholders vote in favour of this special resolution.

Special Resolution of Holders of Common Shares Confirming An Amendment to By-Law No. 1 Increasing the Aggregate Annual Remuneration Payable to Directors

RESOLVED THAT:

1.	The amendment to By-Law No. 1 of the Company increasing the aggregate remuneration payable to Directors each year for their services as Directors from $1,500,000 to $2,000,000 is hereby confirmed.

5.	Shareholder Advisory Vote on the Approach to Executive Compensation

The Board believes that shareholders should have the opportunity to fully understand the objectives, philosophy and principles the Board has used to make executive compensation decisions and to have an advisory vote on the Board’s approach to executive compensation. As a result, the Board announced in 2009 that it would provide shareholders with a non-binding, advisory vote on the Company’s executive compensation policy starting at its annual meeting in 2010.

1

To assist you in making your voting decision, we refer you to the Compensation Discussion and Analysis (“CD&A”) starting at page 24. The CD&A describes the Board’s approach to executive compensation, the details of the compensation program and the Board’s compensation decisions in 2009. This disclosure has been approved by the Board on the recommendation of the Management Resources and Compensation Committee (“Compensation Committee”). If there are specific concerns you wish to discuss, you may contact the Board by writing to the Chair of the Board in care of the Corporate Secretary of the Company at the address below or by email as indicated on our website at: corporate_governance@manulife.com:

Chair of the Board

c/o The Corporate Secretary

Manulife Financial

200 Bloor Street East

North Tower 10

Toronto, ON

M4W 1E5

During 2009, the Board and management worked with other issuers, shareholders and the Canadian Coalition for Good Governance to implement the advisory vote in a meaningful way to our shareholders that is consistent among issuers.

The Board recommends that shareholders vote FOR the following advisory resolution:

“Resolved, on an advisory basis and not to diminish the role and responsibilities of the Board, that the shareholders accept the approach to executive compensation disclosed in the Proxy Circular delivered in advance of the 2010 Annual and Special Meeting of Common Shareholders.”

As this vote will be an advisory vote, the results will not be binding. However, the Board will take the results of the vote into account, as appropriate, together with feedback received from shareholders in its other engagement activities, when considering future compensation policies procedures and decisions.

Note: All figures reported in this Proxy Circular are in Canadian currency, unless otherwise indicated.

2

Nominees for the Board of Directors

The following individuals are the nominees for election to the Board. Important information regarding the nominees relating to committee memberships, meeting attendance, public board memberships and equity ownership is provided in the following charts. All successful nominees for the Board are elected for a term of one year, expiring at the next Annual Meeting.

Director Nominee Information

Gail C.A. Cook-Bennett Age: 69 Toronto, ON Canada Director Since[1]: 1978 Independent[2]	Gail Cook-Bennett is Chair of the Board. Gail Cook-Bennett was the Chair of the Canada Pension Plan Investment
Board from 1998 to 2008, an investment management organization that invests the Canada Pension Plan fund to help pay the benefits of 17 million Canadians who participate in the Plan. Gail Cook-Bennett holds a BA (Honours) from
Carleton University and a PhD (Economics) from the University of Michigan. She is a Member of the Order of Canada.
She holds Doctor of Laws degrees (honoris causa) from Carleton University and York University and is a Fellow of the
Institute of Corporate Directors.
Key Areas of Experience/Expertise:
■ Public Sector			■ Global Financial Services Executive/Knowledge of Investment Management
■ Financial and Risk Management
Board/Committee Membership:			Overall Attendance[3]: 100%		Public Board Membership During Last Five Years:
Board of Directors			13 of 13	100%	Emera Inc.	2004 – Present
Corporate Governance & Nominating (Chair)[4]			5 of 5[4]	100%	Petro-Canada	1991 – 2009
Securities Held:
Year	Common Shares[5]	DSUs[6]	Total Common Shares and DSUs		Total Market Value of Common Shares and DSUs[7]	Minimum Ownership Requirement Met[8]
2010	15,000	9,203	24,203		$499,066	$330,000
2009	15,000	8,831	23,831		$328,868
Options Held (Director option grants discontinued in 2004): See chart “Outstanding Share-Based Awards”

Donald A. Guloien Age: 52 Toronto, ON Canada Director Since[1]: 2009 Not Independent – Management	Donald Guloien is the President and Chief Executive Officer of Manulife. Mr. Guloien started as a Senior Research
Analyst, Corporate Planning and during his 29-year career at Manulife has since held a variety of leadership roles in insurance and investments operations, global acquisition and business development. Before assuming his current role, he was Senior Executive Vice President and Chief Investment Officer, where he was recognized as a leading global investment executive. Mr. Guloien holds a B. Comm. from the University of Toronto. He is a member of the Canadian
Council of Chief Executives, a Director of the Canadian Life and Health Insurance Association and a member of the
Campaign Cabinet of the University of Toronto’s Rotman School of Management and a former director of LIMRA
International.
Key Areas of Experience/Expertise:
■ Senior Executive			■ Global Financial Services Executive/Knowledge of Investment Management
■ Financial and Risk Management			■ Non-Canadian (Asia, U.S. Operations/Governance)
Board/Committee Membership[9]:			Overall Attendance[3]: 100%		Public Board Membership During Last Five Years:
Board of Directors			8 of 8	100%	Seamark Asset Management Ltd.	2001 – 2006
Securities Held:
Year	Common Shares[5]	DSUs[6]	Total Common Shares and DSUs		Total Market Value of Common Shares and DSUs[7]	Minimum Ownership Requirement Met[8]
2010	123,720	167,453	291,173		$6,003,987	See Executive Share Ownership Guidelines (page 30)
2009	123,720	160,686	284,406		$3,924,803
Options Held: See “Statement of Executive Compensation” Section

Linda B. Age: 53 Ocala, Florida U.S.A. Director Since[1]: 2009 Independent[2]	Linda Bammann was Executive Vice President, Deputy Chief Risk Officer for JPMorgan Chase & Co. prior to retiring in
2005. She also held several positions with Bank One Corporation, including Executive Vice President and Chief Risk
Management Officer from 2001 until its acquisition by JPMorgan in 2004. Prior to that time, Ms. Bammann was a
Managing Director with UBS Warburg from 1992 to 2000. She holds a BSc from Stanford University and an MA, Public
Policy from the University of Michigan. Ms. Bammann also served as a director of the Risk Management Association and Chairperson of the Loan Syndications and Trading Association.
Key Areas of Experience/Expertise:
■ Senior Executive			■ Global Financial Services Executive/Knowledge of Investment Management
■ Financial and Risk Management			■ Non-Canadian (Asia, U.S. Operations/Governance)
Board/Committee Membership:			Overall Attendance[3]: 100%		Public Board Membership During Last Five Years:
Board of Directors			5 of 5[10]	100%	Federal Home Loan Mortgage Corporation	2008 – Present
Audit & Risk Management			3 of 3[10]	100%
Conduct Review & Ethics			2 of 2[10]	100%
Securities Held:
Year	Common Shares[5]	DSUs[6]	Total Common Shares and DSUs		Total Market Value of Common Shares and DSUs[7]	Minimum Ownership Required by 2014[8]
2010	0	1,907	1,907		$39,322	$330,000
Options Held (Director option grants discontinued in 2004): Nil

3

John M. Cassaday Age: 56 Toronto, ON Canada Director Since[1]: 1993 Independent[2]	John Cassaday is President and Chief Executive Officer of Corus Entertainment Inc., a position he has held since its inception in 1999. Corus is a Canadian leader in pay and specialty television as well as Canadian radio. Corus is also a global leader in children’s programming and licencing. Prior to Corus, Mr. Cassaday had been Executive Vice President of
Shaw Communications, President and Chief Executive Officer of CTV Television Network and President of Campbell Soup
Company in Canada and the UK. Mr. Cassaday has an MBA (Dean’s List) from the Rotman School of Management at the
University of Toronto. Mr. Cassaday is also active in community affairs, principally with St. Michael’s Hospital.
Key Areas of Experience/Expertise:
■ Senior Executive			■ Non-Canadian (Asia, U.S. Operations/Governance)
■ Financial and Risk Management			■ Marketing
Board/Committee Membership:			Overall Attendance[3]: 92%		Public Board Membership During Last Five Years:
Board of Directors			11 of 13	85%	Corus Entertainment Inc.	1999 – Present
Corporate Governance & Nominating			5 of 5	100%	Sysco Corporation	2004 – Present
Management Resources & Compensation			7 of 7	100%	Masonite International Corporation	1992 – 2005
Securities Held:
Year	Common Shares[5]	DSUs[6]	Total Common Shares and DSUs		Total Market Value of Common Shares and DSUs[7]	Minimum Ownership Requirement Met[8]
2010	20,000	45,208	65,208		$1,344,589	$330,000
2009	40,000	34,751	74,751		$1,031,564
Options Held (Director option grants discontinued in 2004): See chart “Outstanding Share-Based Awards”

Thomas P. d’Aquino Age: 69 Ottawa, ON Canada Director Since[1]: 2005 Independent[2]	Thomas d’Aquino is Chairman and Chief Executive of Intercounsel Ltd. and Senior Counsel and Chair of the Business
Strategy and Public Policy Group at Gowling Lafleur Henderson LLP, a leading Canadian law firm with offices throughout Canada and internationally. He is a Distinguished Life Time Member of the Canadian Council of Chief
Executives, an organization that he led as CEO from 1981 through 2009. He holds a BA from the University of British
Columbia, an LLB from Queen’s University and the University of British Columbia, an LLM from the University of
London and Doctor of Laws honorary degrees from Queen’s University and Wilfrid Laurier University. Mr. d’Aquino has
served as Special Assistant to the Prime Minister of Canada and currently is a Distinguished Visiting Professor, Global
Business and Public Policy Strategies at Carleton University’s Norman Paterson School of International Affairs, an
Honorary Professor at the Richard Ivey School of Business, and Chair of the National Gallery of Canada Foundation.
Key Areas of Experience/Expertise:
■ Senior Executive			■ Financial
■ Public Sector			■ Non-Canadian (Asia, U.S. Operations/Governance)
Board/Committee Membership:			Overall Attendance[3]: 100%		Public Board Membership During Last Five Years:
Board of Directors			13 of 13	100%	CGI Inc.	2006 – Present
Audit & Risk Management			5 of 5	100%
Conduct Review & Ethics			3 of 3	100%
Securities Held:
Year	Common Shares[5]	DSUs[6]	Total Common Shares and DSUs		Total Market Value of Common Shares and DSUs[7]	Minimum Ownership Requirement Met[8]
2010	6,190	27,248	33,438		$689,492	$330,000
2009	6,190	17,330	23,520		$324,576
Options Held (Director option grants discontinued in 2004): Nil

Richard B. DeWolfe[11] Age: 66 Westwood, MA U.S.A. Director Since[1]: 2004 Independent[2]	Richard DeWolfe is Managing Partner of DeWolfe & Company, LLC, a real estate management and investment consulting firm. Mr. DeWolfe holds a BAS, Marketing and Finance from Boston University. He is also a director of The
Boston Foundation; Trustee of Boston University; and an honorary director of The Boston Center for Community and
Justice. He was formerly Chairman and CEO of The DeWolfe Companies, Inc., the largest homeownership organization in New England, which was previously listed on the American Stock Exchange and acquired by Cendant Corporation in
2002. Mr. DeWolfe was formerly Chairman and Founder of Reliance Relocations Services, Inc. and was formerly
Chairman of the Board of Trustees, Boston University.
Key Areas of Experience/Expertise:
■ Senior Executive			■ Non-Canadian (Asia, U.S. Operations/Governance)
■ Financial and Risk Management			■ Marketing
Board/Committee Membership:			Overall Attendance[3]: 100%		Public Board Membership During Last Five Years:
Board of Directors			13 of 13	100%	Avantair, Inc.	2009 – Present
Audit & Risk Management (Chair)			5 of 5	100%
Conduct Review & Ethics			3 of 3	100%
Corporate Governance & Nominating			5 of 5	100%
Securities Held:
Year	Common Shares[5]	DSUs[6]	Total Common Shares and DSUs		Total Market Value of Common Shares and DSUs[7]	Minimum Ownership Requirement Met[8]
2010	14,000	45,219	59,219		$1,221,096	$330,000
2009	14,000	29,992	43,992		$607,090
Options Held (Director option grants discontinued in 2004): Nil

4

Robert E. Dineen, Jr. Age: 69 New York, NY U.S.A. Director Since[1]: 1999 Independent[2]	Robert Dineen is currently an Attorney at Law. For 34 years, Mr. Dineen was Of Counsel to and a Partner of Shearman
& Sterling LLP, a leading international law firm headquartered in New York where he was a partner from 1974 until his retirement in December 2005. Mr. Dineen holds a BA from Brown University and an LLB from Syracuse University. Mr.
Dineen led several of the firm’s corporate groups, including groups in Latin America and Asia and its project finance work worldwide. Mr. Dineen has extensive experience in public finance transactions in the oil and gas pipeline business, and as a specialist in U.S. and international private banking and financial transactions.
Key Areas of Experience/Expertise:
■ Senior Executive			■ Non-Canadian (Asia, U.S. Operations/Governance)
■ Financial
Board/Committee Membership:			Overall Attendance[3]: 100%		Public Board Membership During Last Five Years:
Board of Directors			13 of 13	100%	Nova Chemicals Corporation	1998 – 2009
Audit & Risk Management			5 of 5	100%
Conduct Review & Ethics			3 of 3	100%
Securities Held:
Year	Common Shares[5]	DSUs[6]	Total Common Shares and DSUs		Total Market Value of Common Shares and DSUs[7]	Minimum Ownership Requirement Met[8]
2010	29,000	34,924	63,924		$1,318,113	$330,000
2009	29,000	33,513	62,513		$ 862,679
Options Held (Director option grants discontinued in 2004): See chart “Outstanding Share-Based Awards”

Pierre Y. Ducros Age: 70 Montreal, QC Canada Director Since[1]: 1999 Independent[2]	Pierre Ducros is President of P. Ducros & Associates Inc. in Montreal. Previously, he was Chairman, President and Chief
Executive Officer of DMR Group Inc. which he co-founded in 1973, and Vice-Chairman of the Task Force on The Future
of the Canadian Financial Services Sector (MacKay Task Force). Mr. Ducros holds a BA from the Université de Paris at
Collège Stanislas in Montreal and a B.Eng. (Communications) from McGill University.
Key Areas of Experience/Expertise:
■ Senior Executive			■ Information Technology
■ Financial
Board/Committee Membership:			Overall Attendance[3]: 80%		Public Board Membership During Last Five Years:
Board of Directors			11 of 13	85%	Telus	2005 – Present
Management Resources & Compensation			5 of 7	71%	Cognos Incorporated[12]	1986 – 2008
					Emergis Inc.	1998 – 2008
					eNGENUITY Technologies Inc.	2002 – 2005
					Nstein Technologies Inc.	2002 – 2006
					Rona Inc.	2005 – 2009
Securities Held:
Year	Common Shares[5]	DSUs[6]	Total Common Shares and DSUs		Total Market Value of Common Shares and DSUs[7]	Minimum Ownership Requirement Met[8]
2010	55,600	37,457	93,057		$1,918,835	$330,000
2009	55,600	31,920	87,520		$1,207,776
Options Held (Director option grants discontinued in 2004): See chart “Outstanding Share-Based Awards”

Scott M. Hand Age: 67 Toronto, ON Canada Director Since[1]: 2007 Independent[2]	Scott Hand is Chair of the Board of Royal Nickel Corporation. Previously, Mr. Hand was the Chairman and Chief
Executive Officer of Inco Limited (“Inco”) from April 2002 until he retired in January 2007. Prior to that, Mr. Hand was the President of Inco and held positions in Strategic Planning, Business Development and Law. Inco has been a major global Canadian-based resources enterprise and a leading producer and marketer of nickel and other metals. Mr. Hand also serves on the boards of Juno Special Situations Corporation (mining resource investment), Boyd Technologies LLC
(paper non-woven materials), CDR Minerals Inc. (producer of coal), Canada Potash Corp. (Chair) and the World Wildlife
Fund Canada. Mr. Hand received a BA from Hamilton College and a JD from Cornell University.
Key Areas of Experience/Expertise:
■ Senior Executive			■ Non-Canadian (Asia, U.S. Operations/Governance)
■ Financial and Risk Management
Board/Committee Membership:			Overall Attendance[3]: 100%		Public Board Membership During Last Five Years:
Board of Directors			13 of 13	100%	Fronteer Development Group Inc.	2007 – Present
Management Resources & Compensation			7 of 7	100%	Inco Limited	1991 – 2007
					Independence Community Bank Corp.	1987 – 2006
Securities Held:
Year	Common Shares[5]	DSUs[6]	Total Common Shares and DSUs		Total Market Value of Common Shares and DSUs[7]	Minimum Ownership Requirement Met[8]
2010	30,000	8,355	38,355		$790,880	$330,000
2009	30,000	3,918	33,918		$468,068
Options Held (Director option grants discontinued in 2004): Nil

5

Robert J. Harding, FCA Age: 52 Toronto, ON Canada Director Since[1]: 2008 Independent[2]	Robert Harding is Chairman of Brookfield Asset Management Inc. (“Brookfield”), a position he has held since 1997. He has held various executive positions with Brookfield (and its predecessor companies) since 1984, including Chief
Financial Officer and President and Chief Executive Officer. In his role as Chairman, Mr. Harding represents Brookfield’s interests as a director and Chairman of Norbord Inc., an affiliate of Brookfield. Brookfield is a specialist asset management company focused on property, power and other infrastructure assets. Mr. Harding holds a BA
Mathematics and a Doctor of Laws honorary degree from the University of Waterloo and is a Fellow of the Institute of
Chartered Accountants. He is Chair of the Board of Governors of the University of Waterloo and a member of the
Board of Trustees for the United Way of Greater Toronto, the Hospital for Sick Children and the Art Gallery of Ontario.
Key Areas of Experience/Expertise:
■ Senior Executive			■ Global Financial Services Executive/Knowledge of Investment Management
■ Financial and Risk Management			■ Non-Canadian (Asia, U.S. Operations/Governance)
Board/Committee Membership:			Overall Attendance[3]: 90%		Public Board Membership During Last Five Years:
Board of Directors			11 of 13	85%	Brookfield Asset Management Inc.	1992 – Present
Audit & Risk Management			5 of 5	100%	Norbord Inc.	1998 – Present
Conduct Review & Ethics			3 of 3	100%	Burlington Resources Inc.	2002 – 2006
					Falconbridge Ltd.	2000 – 2005
					Fraser Papers Inc.[13]	2004 – 2009
					Noranda Inc.	1995 – 2005
					Western Forest Products Inc.	2006 – 2009
Securities Held:
Year	Common Shares[5]	DSUs[6]	Total Common Shares and DSUs		Total Market Value of Common Shares and DSUs[7]	Minimum Ownership Requirement Met[8]
2010	16,000	10,868	26,868		$554,018	$330,000
2009	16,000	2,027	18,027		$248,773
Options Held (Director option grants discontinued in 2004): Nil

Luther S. Helms Age: 66 Scottsdale, AZ U.S.A. Director Since[1]: 2007 Independent[2]	Luther Helms has been the Managing Director of Sonata Capital Group (“Sonata”) since 2000. Sonata is a privately-
owned registered investment advisory firm. Mr. Helms has extensive banking and financial services experience, holding various positions at Bank of America Corporation, including Vice Chairman from 1993-1998 and was the Vice Chairman of KeyBank from 1998-2000. Mr. Helms was a director of Lifelock, an identity theft protection company. Mr. Helms has an MBA from the University of Santa Clara and a BA, History and Economics from the University of Arizona.
Key Areas of Experience/Expertise:
■ Senior Executive			■ Global Financial Services Executive/Knowledge of Investment Management
■ Financial and Risk Management			■ Non-Canadian (Asia, U.S. Operations/Governance)
Board/Committee Membership:			Overall Attendance[3]: 100%		Public Board Membership During Last Five Years:
Board of Directors			13 of 13	100%	ABM Industries Incorporated	1995 – Present
Audit & Risk Management			5 of 5	100%
Conduct Review & Ethics			3 of 3	100%
Securities Held:
Year	Common Shares[5]	DSUs[6]	Total Common Shares and DSUs		Total Market Value of Common Shares and DSUs[7]	Minimum Ownership Requirement Met[8]
2010	2,100	20,387	22,487		$463,682	$330,000
2009	2,100	9,086	11,186		$154,367
Options Held (Director option grants discontinued in 2004): Nil

Thomas E. Kierans[14] Age: 69 Toronto, ON Canada Director Since[1]: 1990 Independent[2]	Thomas Kierans is Chair of Council and Vice President of the Social Sciences and Humanities Research Council.
Mr. Kierans holds a BA (Honours) from McGill University and an MBA (Finance), Dean’s Honours List, from the
University of Chicago. Mr. Kierans has also been Chairman of The Canadian Journalism Foundation, Chairman of
CSI-Global Education Inc., Chairman of the Canadian Institute for Advanced Research, Chairman of the Board of the
Toronto International Leadership Centre for Financial Sector Supervisors, Chairman of Moore Corporation Limited,
Chairman of Petro-Canada, President and Chief Executive Officer of the C.D. Howe Institute and President of McLeod
Young Weir Limited (predecessor of ScotiaMcLeod Inc.).
Key Areas of Experience/Expertise:
■ Senior Executive			■ Financial and Risk Management
■ Public Sector			■ Global Financial Services Executive/Knowledge of Investment Management
Board/Committee Membership:			Overall Attendance[3]: 88%		Public Board Membership During Last Five Years:
Board of Directors			12 of 13	92%	Petro-Canada	1991 – 2009
Audit & Risk Management			4 of 5	80%
Conduct Review & Ethics (Chair)			2 of 3	67%
Corporate Governance & Nominating			5 of 5	100%
Securities Held:
Year	Common Shares[5]	DSUs[6]	Total Common Shares and DSUs		Total Market Value of Common Shares and DSUs[7]	Minimum Ownership Requirement Met[8]
2010	61,376	0	61,376		$1,265,573	$330,000
2009	61,376	0	61,376		$ 846,989
Options Held (Director option grants discontinued in 2004): See chart “Outstanding Share-Based Awards”

6

Lorna R. Marsden Age: 68 Toronto, ON Canada Director Since[1]: 1995 Independent[2]	Lorna Marsden is President Emerita and Professor of York University. Prior to her retirement in May 2007, she was
President and Vice-Chancellor and a member of the Board of Governors of York University. Dr. Marsden was President
and Vice-Chancellor of Wilfrid Laurier University and served as a member of the Senate of Canada. Dr. Marsden holds a
BA from the University of Toronto and a PhD from Princeton University. She is a recipient of honorary Doctor of Laws degrees from the University of New Brunswick, the University of Winnipeg, Queen’s University and the University of
Toronto. Dr. Marsden serves as a director of several private and non-profit organizations. Dr. Marsden was appointed to the Order of Ontario in 2009.
Key Areas of Experience/Expertise:
■ Senior Executive			■ Financial
■ Public Sector
Board/Committee Membership:			Overall Attendance[3]: 100%		Public Board Membership During Last Five Years:
Board of Directors			13 of 13	100%	SNC-Lavalin Group Inc.	2006 – Present
Management Resources & Compensation			7 of 7	100%
Securities Held:
Year	Common Shares[5]	DSUs[6]	Total Common Shares and DSUs		Total Market Value of Common Shares and DSUs[7]	Minimum Ownership Requirement Met[8]
2010	38,664	22,540	61,204		$1,262,026	$330,000
2009	38,664	17,529	56,193		$775,463
Options Held (Director option grants discontinued in 2004): See chart “Outstanding Share-Based Awards”

John R. V. Palmer Age: 66 Toronto, ON Canada Director Since[1]: 2009 Independent[2]	John Palmer is Chairman and a founding director of the Toronto Leadership Centre, an organization focused on leadership in financial supervision. Mr. Palmer was the Superintendent of Financial Institutions, Canada from 1994 -
2001 following his career at KPMG LLP (Canada) where he held senior positions, including Managing Partner and
Deputy Chairman. He was also the Deputy Managing Director of the Monetary Authority of Singapore and has advised other regulators including the Australian Prudential Regulation Authority. He is a Fellow of the Institutes of Chartered
Accountants of Ontario and British Columbia and holds a BA from the University of British Columbia. Mr. Palmer serves as a director of several non-public organizations including Central Provident Fund Board of Singapore.
Key Areas of Experience/Expertise:
■ Senior Executive			■ Financial and Risk Management
■ Public Sector			■ Non-Canadian (Asia, U.S. Operations/Governance)
Board/Committee Membership:			Overall Attendance[3]: 100%		Public Board Membership During Last Five Years:
Board of Directors			3 of 3[15]	100%	None
Audit & Risk Management			2 of 2[15]	100%
Conduct Review & Ethics			1 of 1[15]	100%
Securities Held:
Year	Common Shares[5]	DSUs[6]	Total Common Shares and DSUs		Total Market Value of Common Shares and DSUs[7]	Minimum Ownership Required by 2014[8]
2010	0	1,630	1,630		$33,611	$330,000
Options Held (Director option grants discontinued in 2004): Nil

Hugh W. Sloan, Jr. Age: 69 Bloomfield Village, MI U.S.A. Director Since[1]: 1985 Independent[2]	Hugh Sloan is Retired Deputy Chairman of Woodbridge Foam Corporation, a manufacturer of automobile parts, where he held various management positions for more than 20 years. Mr. Sloan holds a BA (Honours) from Princeton
University. Mr. Sloan serves as a director of a number of Canadian and American corporate, community and charitable organizations. He is a former Staff Assistant to President Richard Nixon and a former Trustee of Princeton University.
Key Areas of Experience/Expertise:
■ Senior Executive			■ Financial
■ Public Sector			■ Non-Canadian (Asia, U.S. Operations/Governance)
Board/Committee Membership:			Overall Attendance[3]: 100%		Public Board Membership During Last Five Years:
Board of Directors			13 of 13	100%	Spartan Motors, Inc.	2007 – Present
Corporate Governance & Nominating			5 of 5	100%	Wescast Industries Inc.	1998 – Present
Management Resources & Compensation			7 of 7	100%	Virtek Vision International, Inc.	2000 – 2005
Securities Held:
Year	Common Shares[5]	DSUs[6]	Total Common Shares and DSUs		Total Market Value of Common Shares and DSUs[7]	Minimum Ownership Requirement Met[8]
2010	14,420	32,570	46,990		$968,934	$330,000
2009	14,420	26,047	40,467		$558,445
Options Held (Director option grants discontinued in 2004): See chart “Outstanding Share-Based Awards”

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Gordon G. Thiessen Age: 71 Ottawa, ON Canada Director Since[1]: 2002 Independent[2]	Gordon Thiessen joined the Board following a distinguished career with the Bank of Canada that began in 1963 and culminated in a seven-year term as the Bank’s Governor. He was Chairman of the Canadian Public Accountability
Board, the oversight body for the auditing profession in Canada from 2002 to 2008. Mr. Thiessen holds a BA (Honours)
and an MA from the University of Saskatchewan and a PhD from the London School of Economics.
Key Areas of Experience/Expertise:
■ Senior Executive			■ Financial and Risk Management
■ Public Sector			■ Global Financial Services Executive/Knowledge of Investment Management
Board/Committee Membership:			Overall Attendance[3]: 100%		Public Board Membership During Last Five Years:
Board of Directors			13 of 13	100%	IPSCO Inc.	2001 – 2007
Corporate Governance & Nominating			5 of 5	100%
Management Resources & Compensation (Chair)			7 of 7	100%
Securities Held:
Year	Common Shares[5]	DSUs[6]	Total Common Shares and DSUs		Total Market Value of Common Shares and DSUs[7]	Minimum Ownership Requirement Met[8]
2010	1,000	33,247	34,247		$706,173	$330,000
2009	1,000	26,804	27,804		$383,695
Options Held (Director option grants discontinued in 2004): See chart “Outstanding Share-Based Awards”

[1]

“Director Since” refers to the year the Director was first elected to either the Board of the Company or Manufacturers Life. When Manufacturers Life demutualized in 1999, it became a wholly-owned subsidiary of the Company.

[2]

“Independent” refers to the standards of independence established under Section 303A.02 of the New York Stock Exchange Listed Company Manual, Section 301 of the Sarbanes-Oxley Act of 2002 (“SOX”), Section 1.2 of Canadian Securities Administrators’ (“CSA”) National Instrument 58-101 – Disclosure of Corporate Governance Practices and Section 1.4 of the CSA National Instrument 52-110 – Audit Committees. The Board, in its annual review of Director independence, considers employment status of the Director (and his or her spouse and children, if applicable), other board memberships, Company shareholdings and business relationships, to determine whether there are any circumstances which might interfere with a Director’s ability to exercise independent judgment.

[3]	It is the policy of the Company that Directors attend the Annual Meeting and all meetings of the Board and its committees on which they sit, unless circumstances make it impossible to do so.

[4]

The Chair of the Board is also Chair of the Governance Committee. As Chair of the Board, Gail Cook-Bennett was invited to attend all other committee meetings at the invitation of the Chair of each committee.

[5]	“Common Shares” refers to the number of Common Shares beneficially owned, or over which control or direction is exercised by the Director, as of March 16, 2010 and March 17, 2009, respectively.

[6]	Deferred share units (“DSUs”) held by the Director as of March 16, 2010 and March 17, 2009, respectively.

[7]

The “Total Market Value of Common Shares and DSUs” is determined by multiplying the closing price of the Common Shares on the Toronto Stock Exchange (“TSX”) on each of March 16, 2010 ($20.62) and March 17, 2009 ($13.80), respectively, times the number of Common Shares and DSUs outstanding as of March 16, 2010 and March 17, 2009.

[8]

All Directors are required to hold an equity position in the Company having a minimum value of three times the Annual Board Retainer (3 x $110,000) to be reached within five years of joining the Board. Common Shares, preferred shares and DSUs are considered equity for this purpose, but stock options are not. A Director is required to take 50% of his or her board retainer in DSUs until the minimum threshold is met. Directors’ share ownership will be valued at the greater of market value and the acquisition cost or grant value for the purposes of meeting the share ownership guidelines. This measure was introduced in 2009 on a temporary basis due to the extreme volatility of market conditions and the significant reduction in the Company’s Common Share price (see Schedule “A” Statement of Corporate Governance Practices – Director Share Ownership). The minimum required for Donald Guloien, as President and CEO, is equal to seven times his base salary (see “Compensation Discussion and Analysis – Executive Share Ownership Guidelines”). Mr. Guloien currently meets this requirement. All Directors who have been on the Board for five years have satisfied the minimum equity ownership amount.

[9]	Donald Guloien is not a member of any Board committee. He attends committee meetings at the invitation of the Chair.

[10]	Linda Bammann was appointed to the Board at the Board meeting on August 5, 2009.

[11]	Richard DeWolfe was a director of Response U.S.A., Inc. until October 2000. In May 2001, Response U.S.A., Inc. commenced proceedings under applicable bankruptcy statutes in the United States.

[12]

Pierre Ducros was a director of Cognos Incorporated (“Cognos”) during the period from November 2005 to July 2006, during which time the United States Securities and Exchange Commission (“SEC”) conducted a review of the revenue recognition policy used by Cognos in its periodic reports. During the course of the SEC review, Cognos delayed filing its financial statements. As a result of this filing delay, the Ontario Securities Commission (“OSC”) imposed a management and insider cease trade order against Cognos on June 14, 2006. The SEC review was concluded in July 2006 without objection to Cognos’ revenue recognition policy. The management and cease trade order imposed by the OSC was lifted on August 4, 2006, two full business days after Cognos filed its delayed financial statements with the OSC.

[13]

Robert Harding was a director of Fraser Papers Inc. during the period from April 2004 until May 2009. On June 18, 2009, Fraser Papers Inc. and its subsidiaries announced that it initiated a court-supervised restructuring under the Companies Creditors Arrangements Act (Canada) (“CCAA”) and that it had initiated ancillary filings in the United States. On December 10, 2009, Fraser Papers Inc. announced that it received approval from the Ontario Superior Court of Justice to proceed with its CCAA restructuring proposal and was granted a further extension on the CCAA initial order through April 9, 2010.

[14]

Thomas Kierans was a director of Teleglobe Inc. during the period from December 2000 until April 23, 2002. On May 15, 2002, Teleglobe Inc. announced that it had obtained creditor protection under the CCAA and that it had initiated ancillary filings in the United States and the United Kingdom.

[15]	John Palmer was appointed to the Board at the Board meeting on November 4, 2009.

8

Schedule “A”– Statement of Corporate Governance Practices

The corporate governance practices of Manulife Financial Corporation (the “Company”) meet or exceed the standards set out in the Insurance Companies Act (Canada) (“Insurance Companies Act”), Canadian Securities Administrators’ National Instrument 52-109 (the “Certification Instrument”), Canadian Securities Administrators’ National Instrument 52-110 – Audit Committees (the “Audit Committee Instrument”) and the corporate governance standards and disclosure requirements in Canadian Securities Administrators’ National Policy 58-201 – Corporate Governance Guidelines and National Instrument 58-101 – Disclosure of Corporate Governance Practices (the “Governance Instrument”). The Company’s corporate governance practices also comply with applicable requirements of the Sarbanes-Oxley Act of 2002 (“SOX”), including any U.S. Securities and Exchange Commission (“SEC”) rules under SOX, and in all material respects with the domestic issuer standards of the New York Stock Exchange Corporate Governance Rules (the “NYSE Rules”).

The following Statement of Corporate Governance Practices highlights various elements of the Company’s corporate governance program.

Mandate of the Board of Directors

The Board of the Company is responsible for the stewardship of the Company and for the supervision of the management of the business and affairs of the Company. The Board’s general responsibilities are set out in the Board Mandate and the Board Policies. The Mandate of the Board s is attached as Schedule “B”. The Mandate of the Board is available on the Corporate Governance page of the Company’s website and printed copies are available upon request from the Corporate Secretary.

Independence of the Board

The Board has established the policy that at least a majority of Directors must satisfy the applicable independence requirements of the laws governing the Company, the stock exchanges on which the Company’s securities are listed and applicable securities regulatory authorities. The Board annually reviews and makes a determination as to the independence of each Director. The Board reviews the Directors’ employment status (and the Director’s spouse and children, as applicable), other board memberships, Company shareholdings and business relationships to determine whether there are any circumstances which might interfere with a Director’s ability to exercise independent judgment.

The Board has determined that 16 of the 17 current members of the Board are independent under Section 303A.02 of the NYSE Rules, Section 301 of SOX, Section 1.2 of the Governance Instrument and Section 1.4 of the Audit Committee Instrument. Donald Guloien is not independent because he is the Company’s President and CEO.

Independence of the Chair of the Board

■	The positions of the Chair and the CEO are separate.

■	The Chair is an independent Director.

■	The Chair’s mandate provides that the Chair is accountable for ensuring that the Board carries out its responsibilities effectively and separately from management.

■

The Chair’s principal accountabilities include managing the affairs of the Board, developing the composition, structure and renewal of the Board, guiding the Board’s deliberations on strategic and policy matters and ensuring proper oversight by the Board is exercised.

Nomination of Directors

The Corporate Governance and Nominating Committee (the “Governance Committee”) is responsible for identifying qualified candidates for nomination to the Board and engages in the following activities to ensure an effective process for selecting candidates for nomination. The Governance Committee:

■

Develops and recommends to the Board criteria for the selection of new Directors, periodically reviews the criteria adopted by the Board and recommends changes to such criteria, which includes professional experience and personal characteristics.

■	Maintains a Directors’ Matrix identifying the desired competencies, expertise, skills, background and personal qualities of the Directors and potential candidates.

■

Annually reviews the skills, areas of expertise, backgrounds, independence and qualifications of the members of the Board to determine whether any amendments are required or whether there are any gaps in the required skills and experience of the Directors.

■

Identifies and recommends for approval by the Board at least annually individuals with expertise in the areas identified and whose skills and characteristics complement the existing mix, qualified and suitable to become Board members, taking into consideration any gaps identified in the Directors’ Matrix.

■

The Chair is responsible for approaching Board candidates. Candidates meet with the Chair and the President and CEO prior to nomination or appointment to review expected contributions and commitment requirements.

■	Requires the Directors must retire at 72 and may not be nominated for re-election. The Board may waive this as circumstances dictate.

■

The Board will consider a nomination of a candidate for the Company’s Board from a shareholder that is submitted in accordance with the Insurance Companies Act. A proper nomination must be submitted by shareholder proposal, signed by one or more registered or beneficial holders of shares representing in aggregate not less than five percent of the shares of the Company entitled to vote at the meeting to which the proposal is being submitted.

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Majority Election of Directors Policy

The Board’s Majority Election of Directors Policy, provides that Director nominees who do not receive a majority of votes in favour in an uncontested election will be required to immediately submit their resignation to the Governance Committee. The Governance Committee will, in the absence of extenuating circumstances, recommend that the Board accept the resignation. The Board will consider the resignation and make its determination as soon as possible but in any event within 90 days of the Annual Meeting and issue a press release confirming the Director’s resignation or the reason for not accepting such tendered resignation. If a Director’s resignation is accepted by the Board, the Directors may fill the vacancy through the appointment of a new Director whom the Board considers will have the confidence of the shareholders or call a special meeting of shareholders to elect a Director or wait until the next Annual Meeting.

Mandates for Chair, Committee Chairs, CEO and Individual Directors

The Board maintains mandates outlining the accountabilities for the Chair, the Chairs of Board committees, the CEO and the individual Directors, which are reviewed and updated annually. The mandates can be found on the Corporate Governance page of the Company’s website or can be obtained by contacting the Corporate Secretary.

New Director Orientation and Director Continuing Education

The Board believes that understanding the Company’s strategies, business operations and competitive environment is crucial to their ability to provide the necessary oversight and guidance to the Company.

The goal of the Director Orientation and Continuing Education Program is to assist the Directors becoming knowledgeable about the Company’s business and in fully understanding the nature of their roles, responsibilities and duties as a Director.

New Director Orientation

New Directors will participate in a comprehensive orientation program developed by management and the Governance Committee. This program may be tailored to reflect an individual Director’s specific knowledge, skills, experience and education. This program will include the following:

■

New Directors attend specialized in-depth presentations by the financial, risk, strategy, business operations, human resources and legal executives to facilitate a deeper understanding of the Company’s businesses, priorities, and challenges.

■

New Directors will meet with the Chair of the Board, the President and CEO, the COO, the heads of each principal business unit, and other members of management as appropriate, to receive presentations and to discuss the Company’s strategies, operations, and business plans.

■	Committee Chairs will arrange a specific committee orientation session for the new Director, which will include applicable members of management.

■

New Directors are provided with detailed information about the Company, including its business strategies, corporate information, structure and the roles and expectations of the Board and individual Directors, Board and Committee Mandates, as well as background materials, including the Annual Information Form, the Proxy Circular, Annual Report, Manufacturers Life’s Report to Policyholders, Board and applicable Company policies, organizational information about the Board and its meetings and the Directors’ information requirements required pursuant to applicable insurance and securities regulations.

■

In 2009, new independent Directors were initially appointed to the Audit Committee as part of the Directors’ orientation to the Company’s business. As an Audit Committee member, the Director will be exposed to all aspects of the financial and risk management elements of the Company, which will assist the new independent Directors in understanding the Company’s complex businesses more quickly. This policy will be amended with the implementation of the separate Audit and Risk Committees.

■	All Directors have a standing invitation to attend committee meetings and new Directors are encouraged to do so to assist in their orientation.

Director Continuing Education

Directors participate in ongoing continuing education which includes the following elements:

■

At Board meetings, committee meetings and Directors’ seminars, Directors receive presentations on risk and risk management, annual divisional updates which provide in-depth reviews of key businesses and functions and other relevant topics.

■

On-site visits to the Company’s operations scheduled in conjunction with a Board meeting. On-site meetings incorporate senior management presentations on the business divisions’ strategies and operations which facilitate an understanding by the Directors of the Company’s global operations. In 2009, the Directors visited the Company’s United States operations in Boston, Massachusetts.

■

In 2009, all Directors were members of the Institute of Corporate Directors, a recognized educational organization for directors to enhance their knowledge of directors’ responsibilities and current governance trends.

■	Additional educational needs are identified by the Board in its annual effectiveness evaluation or on an as needed basis and by Management.

■	Educational reading materials on topics relevant to the financial services and insurance industries are provided to the Board from time to time.

■

Directors may seek additional professional development education at the expense of the Company. In 2009, certain Directors continued to be members of organizations relating to human resources and women on boards and attended a conference for directors on ISS Corporate Strategy for Public Board Members and ISS Risk Management for Board Members.

10

Board Access to Management

The Company provides both formal and informal means for the Board to interact with management. Directors have access to management and are encouraged to raise any questions or concerns directly with management.

Board Committee Membership Standards

The Board relies on its committees to assist in fulfilling its mandate and meet its responsibilities. Committees of the Board allow Directors to share responsibility and devote the necessary resources to a particular area or issue. In 2009, there were four standing committees of the Board: the Audit and Risk Management Committee (“Audit Committee”); the Conduct Review and Ethics Committee (“Ethics Committee”); the Governance Committee; and the Management Resources and Compensation Committee (“Compensation Committee”).

In 2010, the Board established separate Risk and Audit Committees. The charters for these committees will be approved at their initial meetings in April and May 2010.

All committees have the following common characteristics:

■	Comprised solely of independent Directors.

■

Have a written charter setting out the responsibilities of each committee. Each committee tracks its compliance with its charter at each meeting throughout the year. The charters and the scorecards are available on the Company’s website at www.manulife.com.

■	Report to and seek approvals as required from the Board after each of its meetings. Committees meet without any members of management present (“in camera”) at each meeting.

■	Reviews its performance and its charter annually.

■	Has its membership reviewed by the Board and rotated as requirements of the committees and the Directors dictate.

Audit and Risk Management Committee

The Governance Committee reviewed the structure and responsibilities of the Audit Committee and recommended the separation of the audit and risk oversight functions previously undertaken by the Audit Committee. The Board approved this proposal and it is anticipated that the first meeting of this newly constituted committee meeting will be held on May 5, 2010.

The Board considers the principal risks facing the Company, as well as measures to manage these risks. In 2009, the Audit Committee was responsible for reviewing risk management policies and overseeing the effectiveness of internal controls designed to mitigate the Company’s exposures.

The newly constituted Audit Committee will be responsible for assisting the Board in its oversight role with respect to the quality and integrity of financial information, the effectiveness of the Company’s internal control over financial reporting, the effectiveness of the Company’s risk management and compliance practices, the performance, qualifications and independence of the independent auditor, and the performance of the Company’s internal audit function. These responsibilities will include reviewing reports from the Risk Committee and the Disclosure Committee.

In 2009, the Board reviewed the membership of the Audit Committee and determined that no member serves on more than two other audit committees of publicly traded companies and that no member’s ability to serve the Audit Committee is impaired in any way.

Financial statements are presented for review by the Audit Committee at meetings scheduled prior to Board meetings. The Audit Committee provides a report and recommendation to the Board with respect to financial disclosure of the Company.

The Audit Committee previously established the Protocol for Approval of Audit and Permitted Non-Audit Services. In 2009, under this Protocol, the Audit Committee reviewed and pre-approved recurring audit and non-audit services that were identifiable for the coming year. This Protocol also requires that any audit or non-audit services that are proposed during the year be approved by the Audit Committee or by a member appointed by the Audit Committee for this purpose.

In 2009, the Board reviewed the membership of the Audit Committee to confirm that all members are financially literate, as required by the Audit Committee Instrument and the NYSE Rules and that at least one member can be designated as a financial expert as required by SOX.

In 2009, the Board determined that all members of the Audit Committee are financially literate and that Messrs. DeWolfe, Celeste, Dineen, Harding, Helms, Kierans, Palmer and Ms. Bammann possessed the necessary qualifications to be designated as Audit Committee Financial Experts.

In 2009, the Audit Committee had direct communication and in camera meetings with each of the internal auditor, the independent auditor, the Appointed Actuary, the General Counsel and the Chief Risk Officer. The Audit Committee also met with management.

Conduct Review and Ethics Committee

The Ethics Committee oversees the procedures relating to conflicts of interest, customer complaints, related party transactions and protection of confidential information.

The Ethics Committee annually reviews the Company’s Code of Business Conduct and Ethics, the Related Party Procedures, the Conflict of Interest Procedures, the Confidential Information Procedures and Complaint Handling Practices.

Management Resources and Compensation Committee

The Compensation Committee oversees the Company’s global human resources strategy and the effective utilization of human resources, focusing on management succession, development and compensation. The Compensation Committee is responsible for:

■	Approving the appointment of and providing proper development, compensation and review of senior management.

■	Reviewing the objectives, performance and compensation of the President and CEO and making recommendations to the Board.

11

■	Reviewing and approving annually the appointment, succession, remuneration and performance of the senior executives.

■	Reviewing annually the Company’s compensation policies, including base pay, incentive, pension and benefit plans and making recommendations to the Board.

Corporate Governance and Nominating Committee

The Governance Committee is responsible for:

■	Developing director selection criteria.

■	Identifying and recommending to the Board qualified director nominees.

■	Overseeing the Company’s corporate governance program.

■	Overseeing the Director orientation and education programs.

■	Developing governance policies, practices and procedures.

■	Reviewing the structure, mandate and composition of the Board and Board committees.

■	Reviewing and evaluating the effectiveness of the Board, the committees, the Chair and the Directors.

Establishment of a Risk Committee

The Board oversees the implementation by management of appropriate systems to identify and manage the principal risks of the Company’s business and periodically reviews and approves the enterprise risk management policy, risk taking philosophy and overall risk appetite. The Audit Committee of the Board, among other things, assists the Board in its oversight with respect to the effectiveness of Manulife’s risk management and compliance practices. Recognizing the changing risk environment, the Board has increased, and intends to continue to increase, its focus on risk oversight. In February 2010, the Board, upon the recommendation of the Governance Committee, has therefore separated the audit and risk oversight functions of the Audit Committee by establishing a separately constituted Risk Committee of the Board. It is anticipated that the first Risk Committee meeting will be held on April 7, 2010.

The new Risk Committee will be responsible for assisting the Board in its oversight of the Company’s management of its principal risks, including reviewing the principal risks of the Company identified by management and assessing whether the key risks of the Company have been identified, reviewing, and if appropriate, approving management’s recommended policies, procedures and controls used to identify, assess and manage the Company’s principal risks, assessing the Company’s programs, procedures and controls in place to manage its principal risks and reviewing the Company’s compliance with its risk management, and legal and regulatory requirements. These responsibilities will include reviewing reports from the Disclosure Committee.

Independent Directors’ Meetings

Each meeting of the Board and of its committees is followed by an in camera meeting. Non-independent Directors and management do not attend. These sessions have two objectives: to discuss the Board’s views on the effectiveness of the meeting and to permit discussions on any substantive matters raised by the Directors.

The Board also holds meetings at which non-independent Directors and members of management are not in attendance. In 2009, one meeting of the independent Directors was held.

Shareholders wishing to contact independent Directors of the Company may write to the Chair of the Board, in care of the Corporate Secretary, at the head office of the Company.

Retention of Outside Advisors by Directors

The Board and its committees may retain outside advisors at the Company’s expense, as they deem necessary.

The Governance, Compensation and Audit Committees retained outside advisors in 2009.

Individual Directors may also retain outside advisors, at the Company’s expense, to provide advice on any matter before the Board or a Board committee, with the approval of the Governance Committee.

Director Compensation

The Board, with the assistance of the Governance Committee and independent external advisors, undertakes a biennial review of Director compensation to ensure that it meets the objective of properly aligning the interests of Directors with the long-term interests of the Company.

Director Share Ownership

To align Director’s compensation with the long-term interests of the Company, each Director, including the Chair, is required to hold an equity position in the Company having a minimum value of three times the Annual Board Retainer (3 x $110,000) to be reached within five years of joining the Board. Common Shares, preferred shares of the Company and DSUs are considered equity for this purpose, while stock options are not. A Director is required to take 50% of his or her Annual Board Retainer in DSUs until the minimum threshold is met. Directors’ share ownership will be valued at the greater of market value and the acquisition cost or grant value for the purposes of meeting the share ownership guidelines. This measure was introduced in 2009 on a temporary basis due to the extreme volatility of market conditions and the significant reduction in the Company’s Common Share price. All Directors who have been on the Board for five years have satisfied the minimum equity ownership amount.

No stock options have been granted after 2002 to non-employee Directors and in 2004 the Board resolved to permanently discontinue stock option grants to non-employee Directors.

Board Evaluation

The Governance Committee conducts annual, formal evaluations of the Board, Board committees, the Chair and the individual Directors. The process includes:

■	Annual evaluation meetings between the Chair and each Director to discuss Board performance, including a peer review.

■	Each Director completes biennial written Board and Committee Effectiveness and Director Self-Assessment Surveys.

12

■	The Board and Board committees are assessed against their mandates and charters.

■	Contributions of individual Directors are assessed against the applicable mandates and the Directors’ Matrix setting out the skills each individual Director is expected to bring to the Board.

■	The assessments of the Board, the committees and the Directors, focus on identifying areas for improvement.

■	The results of the assessments are presented to the Governance Committee and the Board. The Governance Committee identifies objectives for the coming year.

■	Annual in camera meeting of the independent Directors to review the results of the evaluations and to approve the Governance Committee’s objectives for the coming year.

■	Review of overall size and operation of the Board and its committees to ensure that they operate effectively.

■	Annual determination of whether a Director’s ability to serve the Company is impaired by external obligations or by changes in his or her principal occupation or country of residence.

CEO Evaluation

The Compensation Committee and the CEO annually set financial and non-financial objectives for the CEO, which are recommended for approval by the Board. The CEO’s performance is evaluated annually by the Compensation Committee and the Board based on these objectives and on the Company’s performance.

Ethical Business Conduct

The Company has adopted the Code of Business Conduct and Ethics (the “Code”), which applies to Directors, officers, employees and those who perform services for or on behalf of the Company.

The Code complies with the requirements of the NYSE Rules, the SEC rules and the Governance Instrument.

The Code is available on the Company’s website at www.manulife.com.

The Board annually reviews the Code and the compliance with the Code with the assistance of the Ethics Committee.

All employees of the Company and the Directors annually review the Code, complete an online training course, certify compliance with the Code and disclose any conflicts of interest.

The Board, through the Compensation Committee, annually reviews the integrity of the CEO and the Executive Officers, and their promotion of a culture of integrity.

CEO and CFO Certification of Financial Statements

The CEO and CFO certify the annual financial statements and quarterly financial statements as required by SOX and the Certification Instrument.

The CEO provides an annual certification to the NYSE stating the CEO is not aware of any violations of the governance requirements in the NYSE Rules.

The Company submits Written Affirmations as required by the NYSE Rules.

Disclosure and Communication Policies and Procedures

Policies have been established relating to the treatment and disclosure of information about the Company on a timely, accurate, understandable and broadly disseminated basis. Media releases relating to the Company are reviewed by Legal, Investor Relations and Public Affairs, senior management and others as required, for both content and appropriateness of timing.

The Company’s Executive Committee also serves as its Disclosure Committee. The Disclosure Committee is responsible for overseeing and monitoring disclosure processes and practices within the Company and determining whether events constitute “material information” or a “material change” for applicable regulatory purposes. Its members are the Chief Executive Officer, Chief Financial Officer, General Counsel, Chief Risk Officer, Chief Actuary and Chief Operating Officer, as well as the senior officer responsible for corporate affairs and human resources and the principal officers of each of the main operating business units. The Disclosure Committee is chaired by the General Counsel. The Disclosure Committee will report, as appropriate, to the Audit Committee and Risk Committee.

The Company also established a Risk Disclosure Committee in January 2010. The Risk Disclosure Committee is responsible for reviewing, considering and making recommendations as to appropriate risk disclosure based on, among other things, its review of internal risk and reports relating thereto. Its members are the Chief Executive Officer, Chief Financial Officer, General Counsel, Chief Risk Officer, Chief Actuary and Controller. The Risk Disclosure Committee is also chaired by the General Counsel. It reports to the Disclosure Committee.

The Company has reviewed its disclosure policies and practices which are intended to ensure compliance by the Company with the disclosure requirements applicable to public companies.

The Company communicates with individual shareholders, institutional investors and financial analysts through its Investor Relations department and to the media and employees through Public Affairs.

Investor Relations provides an information report at each Board meeting on share performance, issues raised by shareholders and analysts, the Company’s institutional shareholder base and a summary of recent Investor Relations activities.

The Company’s website, www.manulife.com, features webcasts of the quarterly investor conference calls and presentations made by senior management to the investment community, as well as annual reports, Board Mandate and Committee Charters and other investor information.

Shareholders can access voting results of all shareholder votes at the Company’s website or at www.sedar.com.

13

Risk Management

Overview

Manulife Financial is a financial institution offering insurance, wealth and asset management products and services, which subjects the Company to a broad range of risks. We manage these risks within an enterprise-wide risk management framework. Our goal in managing risk is to strategically optimize risk taking and risk management to support long-term revenue, earnings and capital growth. We seek to achieve this by capitalizing on business opportunities that are aligned with the Company’s risk taking philosophy, risk appetite and return expectations, by identifying, measuring and monitoring key risks taken, and by executing risk control and mitigation programs.

We employ an enterprise-wide approach to all risk taking and risk management activities globally. The enterprise risk management (“ERM”) framework sets out policies and standards of practice related to risk governance, risk identification, risk measurement, risk monitoring, and risk control and mitigation. With an overall goal of effectively executing risk management activities, we continuously invest to attract and retain qualified risk professionals, and to build, acquire and maintain the necessary processes, tools and systems.

Individual risk management programs are in place for each of our broad risk categories: strategic, market and liquidity, credit, insurance and operational. To ensure consistency, these programs incorporate policies and standards of practice that are aligned with those within the enterprise risk management framework, covering:

■	Assignment of risk management accountabilities across the organization;

■	Delegation of authorities related to risk taking activities;

■	Philosophy and appetite related to assuming risks;

■	Establishment of specific risk targets or limits;

■	Identification, measurement, monitoring, and reporting of risks; and

■	Activities related to risk control and mitigation.

Risk Governance

The Board of Directors oversees the implementation by management of appropriate systems to identify and manage the principal risks of the Company’s business and periodically reviews and approves our enterprise risk policy, risk taking philosophy and overall risk appetite. The Audit and Risk Management Committee (“ARMC”) of the Board of Directors, among other things, assisted the Board in its oversight with respect to the effectiveness of Manulife’s risk management and compliance practices. Recognizing the changing risk environment, the Board of Directors and ARMC have increased, and intend to continue to increase, their focus on risk oversight. The Board of Directors, upon the recommendation of the Corporate Governance and Nominating Committee, has therefore separated the audit and risk oversight functions of the Audit and Risk Management Committee by establishing a separately constituted Risk Committee of the Board of Directors. It is anticipated that the first Risk Committee meeting will be held on April 7, 2010 and the first meeting of the newly constituted Audit Committee will be held on May 5, 2010.

The new Risk Committee will be responsible for assisting the Board in its oversight of the Company’s management of its principal risks, including reviewing the principal risks of the Company identified by management and assessing whether the key risks of the Company have been identified, reviewing, and if appropriate, approving management’s recommended policies, procedures and controls used to identify, assess and manage the Company’s principal risks, assessing the Company’s programs, procedures and controls in place to manage its principal risks and reviewing the Company’s compliance with its risk management, and legal and regulatory requirements. These responsibilities will include reviewing reports from the Disclosure Committee which consists of members of management. The newly constituted Audit Committee will be responsible for assisting the Board in its oversight role with respect to the quality and integrity of financial information, the effectiveness of the Company’s internal control over financial reporting, the effectiveness of the Company’s risk management and compliance practices, the performance, qualifications and independence of the independent auditor, and the performance of the Company’s internal audit function. These responsibilities will include reviewing reports from the Risk Committee of the Board and the Disclosure Committee.

The Conduct Review and Ethics Committee of the Board oversees activities and risks related to conflicts of interest, confidentiality of information, customer complaints and related party transactions, and the Management Resources and Compensation Committee of the Board oversees global human resources strategy, policies, key programs, and related risks.

The Chief Executive Officer (“CEO”) is directly accountable to the Board of Directors for all risk taking activities and risk management practices, and is supported by the Chief Risk Officer (“CRO”) as well as by the Executive Risk Committee (“ERC”). Together, they shape and promote our risk culture throughout our global operations. The ERC, along with other executive-level risk oversight committees, establish risk policies, guide risk taking activity, monitor material risk exposures, and sponsor strategic risk management priorities throughout the organization.

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The executive-level risk oversight committees and key elements of their mandates are presented below:

Management across the organization are accountable for the risks within their business. Business unit general managers are responsible for ensuring their business strategies align with the Company’s risk taking philosophy, risk appetite and culture, for thoroughly evaluating and managing all risk exposures consistent with our enterprise risk policies and standards of practice, and for delivering returns commensurate with the level of risk assumed.

Corporate Risk Management (“CRM”), under the direction of the CRO, establishes and maintains our enterprise risk management framework as well as individual risk management programs for each broad risk category, and oversees the execution of these programs across the enterprise. CRM proactively partners with business units and seeks to ensure a consistent enterprise-wide assessment of risk, risk-based capital, and risk-adjusted returns.

Risk Identification, Measurement and Assessment

We evaluate all potential new business initiatives, acquisitions, product offerings, reinsurance arrangements, and investment and financing transactions on a comparable risk-adjusted basis. Our processes are intended to identify, measure and assess the risks we take using a common set of practices. Business units and functional groups are responsible for identifying and assessing risks arising from business activities on an ongoing basis, as an integral component of business management processes. A standard inventory of risks is used in all aspects of risk identification, measurement and assessment, and monitoring and reporting. The inventory of risks are grouped into our five broad risk categories which are strategic, market and liquidity, credit, insurance and operational.

Risk exposures are evaluated using a variety of measures. Certain of these risk measures are used across a number of risk categories, while others apply only to a single risk type. Risk measures range from simple key risk indicators and scenario impact analyses, to stress testing of earnings, capital and shareholders’ economic value, as well as sophisticated stochastic scenario modeling of economic capital and earnings at risk. Economic capital and earnings at risk, in particular, provide measures of enterprise-wide risk that can be aggregated, and compared, across business activities and risk types. Qualitative assessments are performed for those risk types that cannot be reliably quantified.

We measure consolidated internal risk-based capital using a combination of economic capital and Minimum Continuing Capital and Surplus Requirements (“MCCSR”). Economic capital measures the amount of capital needed to meet obligations with a very high and pre-defined confidence level, determined using internal models. We evaluate our consolidated earnings volatility using our earnings at risk metric, which measures the potential variance from expected earnings over a pre-defined period, with a pre-defined confidence level, determined using internal models. Both economic capital and earnings at risk are measured enterprise-wide and are allocated by risk, product line, asset category, and market. We have established targets for risk exposures based on economic capital and earnings at risk, and continue to expand the application of these risk measures in the evaluation of risk-adjusted returns for product pricing and investment decision support throughout our organization.

We perform a variety of sensitivity tests on earnings, regulatory capital ratios, and economic capital and earnings at risk. As required by regulations, we stress test our regulatory capital adequacy over a five year projected timeframe, incorporating both existing and projected new business activities, under a number of significantly adverse scenarios through our DCAT.

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Risk Monitoring and Reporting

CRM oversees a formal process for monitoring and reporting on enterprise-wide risk exposures, discusses risk exposures with our various risk oversight committees, and submits requests for approval of any policy exceptions or remedial action plans, as required.

On a quarterly basis, the ERC, ARMC and Board of Directors each review risk reports that present key elements of our risk profile and exposures across our risk categories enterprise-wide, incorporating both quantitative risk measures and sensitivities, and qualitative assessments. The reports also highlight key risk management activities and facilitate monitoring of compliance with key risk policy targets and limits. The reports present information gathered through a formal risk identification and assessment process involving business unit general managers and their executive teams, as well as corporate executives overseeing global risk management programs.

The Chief Actuary presents the results of the DCAT to the Board of Directors annually. Our Global Compliance Chief reports on regulatory risk management to the ARMC annually. Our Internal Auditor independently reports the results of internal audits of risk controls and risk management programs to the ARMC semi-annually. Management reviews the implementation of global risk management programs, and their effectiveness, with the ARMC annually.

Risk Control and Mitigation

Risk control activities are in place throughout the Company to mitigate risks to within the approved risk targets or limits. We believe our controls, which include policies, procedures, systems and processes, are appropriate and commensurate with the key risks faced at all levels across the Company and such controls are an integral part of day to day activity, business management and decision making.

CRM establishes and oversees formal review and approval processes, involving independent individuals, groups or risk oversight committees, for product offerings, insurance underwriting, reinsurance, investment activities and other material business activities, based on the nature, size and complexity of the risk taking activity involved. Authority for assuming risk at the transaction level is delegated to specific individuals based on their skill, knowledge and experience.

Risk mitigation activities, such as product and investment portfolio management, hedging, reinsurance and insurance protection are used to assist in managing our aggregate risk to within our risk appetite, targets and limits. Internal controls within the business units and corporate functions are in place to mitigate our exposure to operational risks.

We manage risk taking activities against an overall risk appetite, approved by the Board of Directors, that reflects the Company’s financial condition, risk tolerance and business strategies. The quantitative component of our risk appetite is defined in relation to economic capital, regulatory capital required, and earnings at risk. We seek to manage specific risk exposures against enterprise-wide targets established for each of these specific risks to assist in maintaining appropriate levels of exposures to particular risks and to assist in maintaining a risk profile well diversified across risk categories. These targets are set in relation to risk measures such as economic capital, regulatory capital requirements and earnings at risk that are applied to all key risks, as well as in relation to notional measures of exposure applicable only to a particular risk.

The following chart shows the composition of the Company’s internal risk-based capital by risk type.

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The following sections describe the key risks we face in each of our five broad risk categories and highlight the strategies in place to manage these risks.

Strategic Risk

Strategic risk is the risk of loss resulting from the inability to adequately plan or implement an appropriate business strategy, or to adapt to change in the external business, political or regulatory environment.

Key Risk Factors  Manulife Financial operates in highly competitive markets and competes for customers with both insurance and non-insurance financial services companies. Customer loyalty and retention, and access to distributors, are important to the Company’s success and are influenced by many factors, including our product features, service levels, prices relative to our competitors, and our financial strength ratings and reputation. External business, economic, political, tax, legal and regulatory environments can significantly impact the products and services we can offer, and their price and attractiveness.

Risk Management Strategy  The CEO and Executive Committee establish and oversee execution of business strategies, and have accountability to identify and manage the risks embedded in these strategies. They are supported by a number of processes:

■	Strategic planning that is integrated with risk assessments and aligned with risk appetite and capital targets and is reviewed with the Board of Directors;

■	Detailed business planning that is executed by divisional management and is reviewed by the CEO;

■	Quarterly operational performance and risk reviews of all key businesses with the CEO and annual reviews with the Board of Directors;

■	Risk-based capital attribution and allocation designed to encourage a consistent decision-making framework across the organization; and

■	Review and approval of acquisitions and divestitures by the CEO and, where appropriate, with the Board of Directors.

The following is a further description of key strategic risk factors with associated management strategies.

Business Strategy  We regularly review and adapt our business strategies and plans in consideration of changes in the external business, economic, political and regulatory environments in which we operate. Based on our assessment of the changed economic environment and our current risk levels, we developed plans in 2009 that are designed to rebalance our business mix and risk profile, and to strengthen our capital base. In accordance with these plans, we modified the design and price of certain product offerings, including variable annuities, we rebalanced sales growth between businesses and reduced sales of variable annuities, we expanded our variable annuity hedging programs, and we raised additional capital. Our business plans will continue to be aimed at aligning business strategies with our risk appetite, capital and financial performance objectives, executing change at a pace we feel balances our objectives. The economic environment is expected to remain volatile, the regulatory environment will continue to evolve with a focus on stronger regulation and capital requirements, and the attractiveness of our product offerings relative to our competitors will be influenced by competitor actions as well as our own. Consequently, there is risk that we may not be successful in implementing our business strategies or that these strategies will not achieve the objectives we target, which due to the uncertainties in the external economic, regulatory and business environments, could materially adversely affect our revenues, shareholders’ earnings, capital ratios and risk exposure levels.

Capital and Regulatory  MFC is a holding company with no significant operations and its principal assets are the shares of its regulated insurance subsidiaries. These subsidiaries are subject to a wide variety of insurance and other laws and regulations that vary by jurisdiction and are intended to protect policyholders and beneficiaries rather than investors. These laws and regulations include regulatory restrictions which may limit the ability of subsidiary companies to pay dividends or make distributions to MFC. As a result of the global financial crisis, financial authorities and regulators in many countries are reviewing their capital requirements and considering potential changes. While the impact of these changes is uncertain, we anticipate that regulators, rating agencies and investors will expect higher levels of capital going forward. These changes could further limit the ability of the insurance subsidiaries to pay dividends or make distributions and could have a material adverse effect on MFC’s capital mobility, including its ability to pay dividends to shareholders, buy back its shares and service its debt.

In Canada, the Office of the Superintendent of Financial Institutions, Canada (“OSFI”) has announced that it (i) will be proposing a method for evaluating stand-alone capital adequacy for Canadian operating life insurance companies, such as The Manufacturers Life Insurance Company (“MLI”), (ii) is considering updating its regulatory guidance for non-operating insurance companies acting as holding companies, such as MFC, and (iii) is reviewing the use of internally-modeled capital requirements for segregated fund guarantees. OSFI is also conducting quantitative impact studies on potential changes to consolidated MCCSR required capital requirements for market and credit risk, and is likely to consider changes to the definition of available regulatory capital for determining capital adequacy to align the insurance definitions with any changed definitions that emerge for Banking Institutions under the Basel accords. Changes to these elements may be implemented in conjunction with changes to Canadian GAAP accounting to adopt the International Financial Reporting Standards (“IFRS”) for valuation of insurance contracts, which is still under development. This is not expected to be effective before 2013. However, should the adoption of a new accounting standard for valuation of insurance contracts be delayed, the changes to capital requirements may be made independent of these changes. Other elements of the MCCSR required capital formula such as insurance risk requirements are also likely to be reviewed. The outcome of these initiatives is uncertain and could have a material adverse impact on the Company or on our position relative to that of other Canadian and international financial institutions with which we compete for business and capital.

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International Financial Reporting Standards The regulatory capital framework in Canada is aligned with Canadian GAAP, and unless regulatory changes are made, the capital framework will be aligned with the IFRS standard for insurance contracts currently being developed. As outlined above, we do not expect that the new insurance contracts accounting standard will become effective, and therefore adopted, until at least 2013. Unlike the current Canadian GAAP standard, the insurance contracts accounting policy proposals being considered by the International Accounting Standards Board (“IASB”) do not connect the measurement of insurance liabilities with the assets that support the payment of the policy obligations, and therefore the proposals may lead to a large initial increase in required capital upon adoption, as well as significant go-forward volatility in our reported results and regulatory capital. This in turn could have significant negative consequences to our customers, shareholders and the capital markets. We believe the accounting and related regulatory rules under discussion could put the Canadian insurance industry at a significant disadvantage relative to our U.S. and global peers and also to the banking sector in Canada.

Ratings  The Company has received security ratings from approved rating organizations on its outstanding medium-term notes, outstanding Tier 1 hybrid capital and its outstanding series of preferred shares. In addition, the Company and its primary insurance operating subsidiaries have received financial strength/claims paying ratings. Our ratings could be adversely affected if, in the view of the rating organizations, there is deterioration in our capital flexibility, operating performance, or risk profile or we issue additional securities other than common shares. Adverse ratings changes could have a material negative impact on future financial results.

Reputation  The Company’s reputation is one of our most valuable assets. Our corporate image may be eroded by adverse publicity, as a result of our business practices or those of our employees, representatives and business partners, potentially causing damage to our franchise value. A loss of reputation is often a consequence of some other risk control failure whether associated with complex financial transactions or relatively routine operational activities. As such, reputation risk cannot be managed in isolation from other risks. Our enterprise-wide reputation risk policy specifies the oversight responsibilities of the Board and the responsibilities of executive management, in managing reputation risk. We apply a set of guiding principles in conducting all our business activities, to protect and enhance our reputation, and place a priority on communication to and education of all employees and representatives. We require reputation risk assessments to be considered as part of business strategy development and execution. While the CEO and executive management are ultimately responsible for our reputation, our employees and representatives are responsible for conducting their business activities in a manner that upholds our reputation. This responsibility is communicated to every director, officer and employee through our Code of Business Conduct and Ethics.

Market and Liquidity Risk

Market risk is the risk of loss resulting from market price volatility, interest rate and credit spread changes, and from adverse foreign currency rate movements. Liquidity risk is the risk of loss from not having access to sufficient funds to meet both expected and unexpected cash demands.

Risk Management Strategy Overview  Our Global Asset Liability Committee, with the support of a network of business unit asset liability committees, establishes and oversees the execution of the Company’s market risk oversight program and asset liability management program. The programs cover the management of a variety of risks that arise in generating investment returns to support product liabilities, as well as returns on assets in the shareholders’ equity account. These risks include performance of non-fixed income investments, such as equities, commercial real estate, timber and agriculture properties, oil and gas, interest rate and credit spread changes, and foreign exchange rate changes, as well as liquidity risk. These programs are designed to assist in managing potential losses from these risks to within target levels. Global investment policies establish enterprise-wide and portfolio level targets and limits, as well as delegated transaction approval authorities. The targets and limits are designed to achieve broad diversification across asset classes and individual investment risks and to align the suitability of these assets with the liabilities they support.

General fund product liabilities are segmented into groups with similar characteristics that are each supported by a unique portfolio of investments. Investment policies and goals are established for each asset segment, setting out target investment strategies and portfolio management philosophies intended to best match the premium and benefit pattern, guarantees, policyholder options, and crediting rate strategies for the products they support. These encompass asset mix, quality rating, term profile, liquidity, currency and industry concentration targets, as well as portfolio management styles. Similarly, we establish a target investment strategy and portfolio management philosophy for our shareholders’ equity account. Our target investment strategies are established using sophisticated portfolio analysis techniques intended to optimize returns, subject to considerations related to regulatory and economic capital requirements, and tolerances with respect to risk.

In consideration of our expanded hedging activities in 2009, we established a new Variable Annuity Hedging Oversight Committee. The committee oversees the Company’s global variable annuity hedging operations and the ongoing development of the hedging program. Our variable annuity hedging program is designed to reduce the sensitivity of net income to fund performance and interest rate risk arising from variable annuities. The expanded program now covers substantially all new variable annuity business written in 2009 and to be written in the future, and certain in-force business written prior to 2009 that has been hedged in accordance with our risk reduction plan approved by the Board of Directors.

Market Price and Interest Rate Risk  Due to the nature of the Company’s insurance business, our invested assets and insurance liabilities as well as revenues and expenses are sensitive to movements in market prices and interest rates. Accordingly, we consider these risks together when we seek to manage the risks in our asset and liability positions. These risks are referred to collectively as market price and interest rate risk – the risk of loss resulting from adverse movements in market prices, risk-free interest rates and credit spreads.

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Market price volatility and interest rate changes, including credit spreads, in combination with the Company’s product guarantees and policyholder withdrawal options, may lead to asset returns insufficient to support product liabilities, and may impact the value of assets held in the Company’s shareholders’ equity account. The level of our sales activity and policy retention may also be affected by the performance of markets, interest rates, inflation and general economic conditions as these will influence the performance of the Company’s general fund investments, segregated funds and mutual funds.

We evaluate market price and interest rate risk exposures using a variety of techniques and measures, each of which are based on projecting asset and liability cash flows under a variety of future interest rate and market price scenarios. These measures include durations, key-rate durations, convexity and cash flow gaps, as well as the sensitivity of shareholders’ economic value, net income attributed to shareholders and regulatory capital ratios, along with our earnings at risk and economic capital measures.

At an enterprise level, our aggregate exposure to market price risk arising from publicly traded equities and other non-fixed income assets and our aggregate interest rate risk exposure, including to credit spreads, are managed against economic capital, regulatory capital and earnings at risk targets, newly established in 2009. During 2009, we also established new policies requiring management to develop plans to reduce publicly traded equity risk and interest rate risk exposures to within economic capital, regulatory capital and earnings at risk targets as equity markets improve or interest rates rise to levels that allow us to meet our business objectives. For publicly traded equities these targets cover the combined risk arising from off-balance sheet product death and living benefit guarantees, asset-based fees and general fund investments. For other non-fixed income assets these targets cover the combined risk arising from general fund investments in real estate, timber and agriculture properties, oil and gas, and private equities. For interest rate risk these targets cover the exposure related to general interest rate movements and credit spreads arising from general fund fixed income investments and the liabilities they support.

Caution related to risk exposures  The risk exposure measures expressed below primarily include the sensitivity of shareholders’ economic value and net income attributed to shareholders. These risk exposures include the sensitivity due to specific changes in market prices and interest rate levels projected using internal models as at a specific date, and are measured relative to a starting level reflecting the Company’s assets and liabilities at that date and the actuarial factors, investment returns and investment activity we assume in the future. The risk exposures measure the impact of changing one factor at a time and assume that all other factors remain unchanged. Actual results can differ materially from these estimates for a variety of reasons including the interaction among these factors when more than one changes, changes in actuarial and investment return and future investment activity assumptions, actual experience differing from the assumptions, changes in business mix, effective tax rates and other market factors, and the general limitations of our internal models.

General Fund – Key Risk Factors  Interest rate risk arises within the general fund primarily due to the uncertainty of future returns on investments to be made as recurring premiums are received and as assets mature and must be reinvested to support longer dated liabilities. Interest rate risk also arises due to minimum rate guarantees and withdrawal options on products where investment returns are generally passed through to policyholders. Changes in interest rates impact cash flows over a very long period of time, and it is only over the lifetime of the Company’s liabilities that the ultimate profit or loss related to changes in interest rates will be known. In the interim:

■

If there is a general decline in interest rates, without a change in spreads between corporate bond rates and swap rates, this will reduce the assumed yield on future investments used in the valuation of policy liabilities, resulting in an increase in policy liabilities and a charge to income.

■

If there is a general increase in interest rates, without a change in spreads between corporate bond rates and swap rates, this will result in a decrease in policy liabilities and an increase in earnings.

■

In addition, a decrease in the spread between corporate bond rates and swap rates will result in an increase to policy liabilities and a charge to income. An increase in the spread between corporate bond rates and swap rates may have the opposite impact.

■	The impact of changes in interest rates and in spreads may be partially offset by changes to credited rates on products that pass through investment returns to policyholders.

Market price risk arises within the general fund as a result of investing in publicly traded equities and other non-fixed income assets such as private equities, real estate, timber and agriculture properties and oil and gas. To the extent these assets are used to support policy liabilities, the policy valuation incorporates projected investment returns on these assets. To the extent actual returns are lower than the expected returns, the Company’s policy liabilities will increase, reducing net income and regulatory capital ratios. To the extent these assets support the Company’s shareholders’ equity account, other than temporary impairments that arise will reduce income.

Further, the investment strategy applied to future cash flows in the policy valuation of certain long dated liabilities includes investing a specified portion of future policy cash flows in non-fixed income assets, to a maximum of the current non-fixed income portion in the asset portfolio backing those liabilities. If we are unable or choose not to invest in the assumed level of non-fixed income assets, as a result of suitable assets not being available in the market or as a result of capital, risk tolerance or other considerations, or the non-fixed income asset weightings otherwise decline, we may be required to increase policy liabilities, reducing net income and regulatory capital ratios.

In 2009, the commercial real estate sector was impacted by the challenging economic conditions, which contributed to higher vacancy, lower rental rates and lower demand for real estate investments. Other sectors, including timber and agriculture properties, were similarly impacted with valuations trending lower. As a result, we were required to increase policy liabilities to reflect lower

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valuations. We continue to monitor all asset classes; however, given the continued economic uncertainties, valuations may decline further.

General Fund – Risk Management Strategies  We separate our policy liabilities and the invested assets which support them into three broad categories with differing overall investment mandates: (i) liabilities supported with matching mandates, (ii) liabilities supported with target return mandates, and (iii) liabilities arising from variable annuity and segregated fund guarantees. We separately manage the assets in our shareholders’ equity account to achieve a target return over the long term, subject to established risk tolerances.

In the first category, liabilities supported with matching mandates generally include insurance and wealth guaranteed benefit obligations projected to be paid within the term period for which fixed income assets are generally available in the market, and are supported by fixed income assets with generally matching term profiles, consisting of publicly traded bonds, loans and commercial mortgages.

In the second category, liabilities supported with target return mandates include both insurance and wealth guaranteed benefit obligations projected to be paid beyond the term for which fixed income assets are generally available in the market, as well as obligations related to products that generally pass through investment returns to policyholders. For insurance and wealth management products with guaranteed benefits projected to be paid well beyond the term for which fixed income assets are generally available in the market, we manage assets supporting those long-dated benefits with the objective of achieving a target return sufficient to support these guaranteed obligations over their lifetime, subject to established risk tolerances, by investing a portion in a diversified basket of non-fixed income assets, with the balance invested in fixed income portfolios. We design our guaranteed benefit insurance and wealth management products and set premiums and credited rates in a manner intended to mitigate the risk of not achieving our targeted profit margins. This program may not work as expected.

During 2009, we established a plan to reduce our interest rate risk exposure arising from our in-force guaranteed products managed under the target return strategy. The plan includes hedging increasing portions of our interest rate risk exposure when we believe we can meet our business objectives. As well, in response to the changed market conditions, the design and prices of these products have been, and will continue to be, reviewed and modified with the aim of keeping risk arising from new business within tolerances and achieving acceptable profit margins on new business.

Also in the second category are products that generally pass through investment returns to policyholders. We manage assets supporting those policy liabilities to achieve a target return designed to maximize dividends or credited rates, subject to established risk tolerances, by investing in a basket of fixed income and non-fixed income assets.

The third category includes the general fund investment risk related to on-balance sheet policy liabilities established to support the payment of potential guarantee claim payments arising from off-balance sheet variable annuities and segregated funds. These on-balance sheet liabilities are supported by publicly traded bonds and loans with generally matching term profiles, limited by the term of bonds and loans available in the market.

We delegate trading authorities as well as accountabilities for managing interest rate risk to our portfolio managers. Risk exposure measures are reviewed, modified and communicated to portfolio managers with a frequency ranging from daily to annually, depending on the type of liabilities and the frequency and size of potential changes in the liability profiles. We monitor actual asset positions against targets and seek to rebalance positions to within established interest rate risk exposure targets with a frequency ranging from daily to quarterly, depending on the potential exposure to changes in the profile of assets and liabilities.

We seek to reduce aggregate market price risk arising from our general fund non-fixed income investments by investing in a diversified basket of assets consisting of public and private equities, commercial real estate, timber and agricultural properties and oil and gas. Aiming to further diversify risk, we manage our public and private equity investments against established targets and limits by industry type and corporate connection, commercial real estate investments to established limits by property type and geography, and timber and agricultural land investments to limits by geography and crop. We manage allocations to non-fixed income assets, reflecting management’s risk targets and preferences.

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General Fund – Risk Exposure Measures

i)	Impact on shareholders’ economic value(1) arising from general fund interest rate risk

The impact on shareholders’ economic value as a result of interest rate movements on the assets and liabilities in the general fund, is calculated as the change in the net present value of future after-tax cash flows related to assets including derivatives, policy premiums, benefits and expenses, all discounted at market yields for bonds of a specified quality rating and adjusted for tax.

The table below shows the potential impact on shareholders’ economic value of an immediate change of one per cent in government, swap and corporate rates for all maturities across all markets with no change in spreads between government, swap and corporate rates, and with a floor of zero on the interest rates.

1% change in interest rates(2) As at December 31, (Canadian $ in millions)	2009		2008
	Increase	Decrease	Increase	Decrease
Matching mandates
Insurance	$140	$(200)	$30	$(90)
Wealth Management	10	(10)	(10)	10
Total matching mandates	$150	$(210)	$20	$(80)
Target return mandates
Insurance	$1,160	$(1,870)	$690	$(1,130)
Wealth Management	100	(200)	10	(110)
Shareholders’ equity account	(400)	540	(370)	470
Total target return mandates	$860	$(1,530)	$330	$(770)
Mandates for on-balance sheet variable annuity and segregated fund guarantee liabilities	$90	$(130)	$210	$(250)
Total	$1,100	$(1,870)	$560	$(1,100)

(1)	Shareholders’ economic value is a non-GAAP measure. See “Performance and Non-GAAP Measures”.
(2)	See “Caution related to risk exposures” above.

ii)	Impact on net income attributed to shareholders as a result of changes in interest rates

The potential impact on annual net income attributed to shareholders as a result of a change in policy liabilities in the general fund due to a one per cent increase in government, swap and corporate rates at all maturities across all markets, with no change in spreads between government, swap and corporate rates, was estimated to be an increase of approximately $1,600 million as at December 31, 2009 (2008 – approximately $1,100 million) and for a one per cent decrease in government, swap and corporate rates at all maturities with no change in spreads between government, swap and corporate rates, and with a floor of zero on interest rates, across all markets was estimated to be a decrease of approximately $2,200 million as at December 31, 2009 (2008 – approximately $1,300 million).

The net income sensitivity measures the impact of a change in current interest rates, but consistent with the policy liability methodology does not consider a change in interest rates assumed for new investments made and assets sold 20 or more years into the future. For new investments or assets sold within the first 20 years, for the calculation of policy liabilities we assume future interest rates that grade between current interest rates and the rates assumed after 20 years. The net income sensitivity also assumes no gain or loss is realized on our fixed income investments that are designated as AFS.

iii)	Impact on shareholders’ economic value(1) arising from general fund market price risk

The following tables show the potential impact on shareholders’ economic value of a ten, 20 and 30 per cent decline in market values of publicly traded equities and other non-fixed income assets. A ten, 20 and 30 per cent increase in market values of publicly traded equities and other non-fixed income assets would have the opposite impact.

10% decline in market values(2) As at December 31, (Canadian $ in millions)	2009		2008
	Publicly traded equities	Other non-fixed income(3)	Publicly traded equities	Other non-fixed income(3)
Target return mandates
Insurance	$(84)	$(464)	$(65)	$(492)
Wealth Management	(8)	(117)	(10)	(135)
Shareholders’ equity account	(171)	(76)	(174)	(72)
Total	$(263)	$(657)	$(249)	$(699)

(1)	Shareholders’ economic value is a non-GAAP measure. See “Performance and Non-GAAP Measures”.
(2)	See “Caution related to risk exposures” above.
(3)	Other non-fixed income assets include real estate, timber and agricultural properties, oil and gas, and private equities.

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20% decline in market values(1) As at December 31, (Canadian $ in millions)	2009		2008
	Publicly traded equities	Other non-fixed income(2)	Publicly traded equities	Other non-fixed income(2)
Target return mandates
Insurance	$(168)	$(928)	$(130)	$(984)
Wealth Management	(16)	(234)	(20)	(270)
Shareholders’ equity account	(342)	(152)	(348)	(144)
Total	$(526)	$(1,314)	$(498)	$(1,398)

(1)	See “Caution related to risk exposures” above.

(2)	Other non-fixed income assets include real estate, timber and agricultural properties, oil and gas, and private equities.

30% decline in market values(1) As at December 31, (Canadian $ in millions)	2009		2008
	Publicly traded equities	Other non-fixed income(2)	Publicly traded equities	Other non-fixed income(2)
Target return mandates
Insurance	$(252)	$(1,392)	$(195)	$(1,476)
Wealth Management	(24)	(351)	(30)	(405)
Shareholders’ equity account	(513)	(228)	(522)	(216)
Total	$(789)	$(1,971)	$(747)	$(2,097)

(1)	See “Caution related to risk exposures” above.

(2)	Other non-fixed income assets include real estate, timber and agricultural properties, oil and gas, and private equities.

iv)	Impact on net income attributed to shareholders arising from general fund market price risk

The potential impact on net income attributed to shareholders arising from general fund publicly traded equities and other non-fixed income assets supporting policy liabilities of an immediate ten per cent change in market values of publicly traded equities and other non-fixed income assets is shown in the table below. This impact is based on a point-in-time impact and does not include: (a) any potential impact on non-fixed income asset weightings; (b) any losses on non-fixed income investments held in the Corporate and Other segment; or (c) any losses on non-fixed income investments held in Manulife Bank. As noted above, if the non-fixed income asset weightings on assets supporting policy liabilities reduce, we may be required to increase our policy liabilities resulting in a reduction to net income.

Change in market values(1) As at December 31, (Canadian $ in millions)	2009		2008
	Publicly traded equities	Other non-fixed income(2)	Publicly traded equities	Other non-fixed income(2)
10% decrease in market values	$(84)	$(647)	$(74)	$(710)
10% increase in market values	$81	$639	$74	$703

(1)	See “Caution related to risk exposures” above.

(2)	Other non-fixed income assets include real estate, timber and agricultural properties, oil and gas, and private equities.

The potential impact on net income attributed to shareholders arising from general fund publicly traded equities supporting policy liabilities of an immediate 20 and 30 per cent decline in market values of publicly traded equities is shown in the table below. This impact is based on the same criteria as outlined in the ten per cent impact.

Change in market value(1) As at December 31, 2009 (Canadian $ in millions)	Publicly traded equities
20% decrease in market values	$(165)
30% decrease in market values	$(248)

(1)	See “Caution related to risk exposures” above.

The potential impact on net income attributed to shareholders arising from non-fixed income assets supporting policy liabilities of a decline in market values will be affected by both how the actual returns compare to the returns used in the valuation of the policy liabilities and how the change in market value affects the portion of future cash flows that are assumed to be in invested in non-fixed income investments. To the extent actual returns are lower than the expected returns, the Company’s policy liabilities will increase, reducing net income. Further, as outlined above, the investment strategy applied to future cash flows in the policy valuation of certain long dated liabilities includes investing a specified portion of future policy cash flows in non-fixed income assets, to a maximum of the current non-fixed income portion in the asset portfolio backing those liabilities. If a decline in the value of non-fixed income investments reduces the portion of the non-fixed income assets backing those liabilities it could require us to change the investment mix assumed for future policy cash flows, reducing net income.

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Off-Balance Sheet Products – Key Risk Factors  Market price and interest rate risk arises from off-balance sheet products due mainly to the guarantees provided on variable annuity and insurance products as well as the uncertainty of future levels of asset-based fees. Guarantees include death, maturity, income and withdrawal guarantees on variable products. A sustained decline in stock markets or bond values would likely increase the cost of guarantees associated with our variable products and reduce asset-based fee revenues. A sustained increase in equity market or bond fund volatility or a decline in interest rates would likely increase the costs of hedging the benefit guarantees provided. Details on our variable annuity and variable life insurance contracts are provided below.

Variable annuity products with Guaranteed Minimum Death Benefit (“GMDB”) features guarantee the contract holder a minimum payment on death of either, depending on the contract features: (a) the total deposits made to the contract adjusted for any partial withdrawals, (b) the total deposits made to the contract adjusted for any partial withdrawals plus a minimum return, or (c) the highest contract fund value on a prior specified anniversary date adjusted for any withdrawals following that specified anniversary date.

Variable annuity products with Guaranteed Minimum Accumulation Benefit (“GMAB”) features guarantee the contract holder a minimum payment at the end of a specified term of either, depending on the contract features: (a) the total deposits made to the contract adjusted for any partial withdrawals, or (b) the highest contract fund value on a prior specified anniversary date adjusted for any withdrawals following that specified anniversary date.

Variable annuity products with Guaranteed Minimum Income Benefit (“GMIB”) features provide a guaranteed minimum lifetime annuity, which may be elected by the contract holder after a stipulated waiting period (seven to 15 years). The Company ceased selling products with this guarantee in 2004.

Variable annuity products with Guaranteed Minimum Withdrawal Benefit (“GMWB”) features provide contract holders a minimum annual withdrawal amount over a specified time period, or in some cases for as long as they live or as long as either they or their spouse live, of a specified percentage of a benefit base, equaling total deposits adjusted for prior withdrawals in excess of specified allowed amounts. In some cases, depending on contract features, the benefit base may be increased at specified dates either (a) to the contract fund value if higher, or (b) by specified amounts in the case no withdrawals are made by the contract holder.

Off-Balance Sheet Products – Risk Management Strategies  We seek to mitigate both market price and interest rate risk arising from off-balance sheet variable annuity and insurance products through benefit guarantee design, limitations on fund offerings, use of reinsurance and capital markets hedging. We have attempted to design the benefit guarantees and funds we are now offering for sale to meet event risk exposure criteria, based on economic capital and regulatory capital levels, and to achieve desired profit targets in current market conditions. We regularly review and modify product guarantee features, fund offerings and fees with a goal of being able to improve hedge effectiveness and achieve acceptable profit margins in changing market conditions. We have reinsured the benefit guarantee risk on the majority of our U.S. variable annuity business written prior to 2004. In addition, we have hedged, with capital market instruments, the vast majority of our variable annuity and segregated fund guarantee risk related to policies written in 2009 and a portion of our in-force unreinsured policies written prior to 2009. Of the variable annuity and segregated fund investment related guarantees, 35 per cent of the guarantee value was either hedged or reinsured at December 31, 2009 compared to 20 per cent at December 31, 2008.

In 2009 we established plans to reduce the market price and interest rate risk exposure arising from new variable annuity sales. These plans include expanding our hedging programs to the vast majority of new variable annuity sales, repricing and redesigning our variable annuity products with the objective of reducing risk, improving expected profit margins and increasing expected hedge effectiveness, and re-balancing variable annuity sales relative to other lines of business. The hedging programs incorporate a hedging approach described in the “Capital Markets Hedging Program” section below. The plans also include hedging increasing portions of our unhedged in-force variable annuity guarantee business as equity markets improve or interest rates rise to levels that allow our business objectives to be met.

Key risk reduction actions taken in 2009 include the repricing and redesign of variable annuity products in Canada and the U.S., the launch of new products with lower guarantees, and the suspension of sales of certain products in Asia. As well, in April and December 2009 our hedging program was expanded to cover substantially all new variable annuity business written in Canada and Asia respectively and, over the course of the year, we hedged $13 billion of guarantee value on variable annuity business written prior to commencing new business hedging programs.

There can be no assurance that the Company’s exposure to equity and bond fund performance and movements in interest rates will be reduced to within established targets. We may be unable to hedge our existing unhedged business as outlined in our risk reduction plans, or if we do so, we may be required to record a charge to income when we hedge. Depending on market conditions, which include a sustained increase in equity and bond fund realized volatility or decline in interest rates, the costs of hedging the benefit guarantees provided in variable annuities may increase or become uneconomic, in which case we may reduce or discontinue sales of certain of these products. In addition, there can be no assurance that our capital market hedging strategy will fully reduce the risks related to the guaranteed products being hedged. Please see “Capital Markets Hedging Program”.

Capital Markets Hedging Program  We expanded the capital market hedging program of our variable annuity product guarantees during 2009. The total amount of guarantee value hedged has increased to $24,880 million as at December 31, 2009 from $5,731 million as at December 31, 2008. We short exchange traded equity index and government bond futures and execute lengthening interest rate swaps to hedge sensitivity of policy liabilities to fund performance and interest rate movements arising from variable annuity and segregated fund guarantees, and dynamically rebalance these hedge instruments as market conditions change in order to maintain the hedged position within internally established limits. The profit (loss) on the hedge instruments will not fully offset the (losses) gains related to the guarantee liabilities hedged because: (a) the performance of the underlying funds hedged may differ from

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the performance of the corresponding hedge instruments; (b) fund performance on a small portion of the underlying funds is not hedged due to lack of availability of effective exchange traded hedge instrument; (c) a small portion of interest rate risk is not hedged; (d) policy liabilities embed some provisions for adverse deviation which are not hedged; and (e) not all other risks are hedged. The risks related to the hedging program are expanded on below.

Since policy liabilities for variable annuity guarantees are determined using long-term forward looking estimates of volatilities and not current implied market volatilities, guarantee policy liabilities, and consequently regulatory available capital, have no sensitivity to changes in implied market volatilities. Long-term forward-looking volatilities assumed for policy liabilities are approved by OSFI and meet the Canadian Institute of Actuaries calibration standards. To the extent that realized equity and bond fund volatilities exceed the assumed long-term volatilities, there is a risk that rebalancing will be greater and more frequent, resulting in higher hedging costs. To the extent that our assumptions for long-term forward looking volatilities change, policy liability increases may be required that would have a material impact on financial results.

The level of guarantee claims ultimately paid will be impacted by policyholder longevity and policyholder activity including the timing and amount of withdrawals, lapses and fund transfers. Our hedging program assumes long-term assumptions for longevity and policyholder behaviour, since the risk related to longevity and policyholder behaviour cannot be hedged using capital markets instruments. The hedges are rebalanced monthly to reflect actual policyholder experience different from long-term assumed levels.

Our capital markets hedging strategies are not intended to completely or fully eliminate the risks associated with the guarantees embedded in these products and the strategies expose the Company to additional risks. The program relies on the execution of derivative transactions in a timely manner and therefore hedging costs and the effectiveness of the program may be negatively impacted if markets for these instruments become illiquid. The Company is also subject to counterparty risks arising from the derivative instruments and to the risk of increased funding and collateral demands which may become material as markets and interest rates increase. The capital markets hedging program is highly dependent on complex systems and mathematical models that are subject to error, which rely on assumptions that may prove inaccurate, and which rely on sophisticated infrastructure and personnel which may fail or be unavailable at critical times. Due to the complexity of the hedging program there may be additional, unidentified risks that may negatively impact our business and future financial results.

Off-Balance Sheet Products – Risk Exposure Measures

i)	Variable annuity and segregated fund investment related guarantees

Of the variable annuity and segregated fund investment related guarantees, 35 per cent of the in-force guaranteed value was either hedged or reinsured at December 31, 2009 compared to 20 per cent at December 31, 2008.

The table below shows selected information regarding the Company’s variable annuity and segregated fund investment related guarantees:

As at December 31, (Canadian $ in millions)	2009			2008
	Guarantee value	Fund value	Amount at risk(5)	Guarantee value	Fund value	Amount at risk(5)
Guaranteed minimum income benefit(1)	$9,357	$6,834	$2,535	$12,215	$7,587	$4,716
Guaranteed minimum withdrawal benefit	58,077	51,669	7,962	55,858	40,250	15,689
Guaranteed minimum accumulation benefit	24,749	25,190	2,213	27,224	23,554	4,681
Gross living benefits(2)	$92,183	$83,693	$12,710	$95,297	$71,391	$25,086
Gross death benefits(3)	18,455	13,282	4,414	22,937	14,099	8,975
Total gross of reinsurance & hedging	$110,638	$96,975	$17,124	$118,234	$85,490	$34,061
Living benefits reinsured	$8,012	$5,818	$2,200	$10,049	$5,934	$4,115
Death benefits reinsured	5,985	4,639	1,577	7,960	5,134	3,137
Total reinsured	$13,997	$10,457	$3,777	$18,009	$11,068	$7,252
Total, net of reinsurance	$96,641	$86,518	$13,347	$100,225	$74,422	$26,809
Living benefits hedged	$24,399	$24,137	$1,782	$5,731	$4,237	$1,494
Death benefits hedged	481	317	10	–	–	–
Total hedged(4)	$24,880	$24,454	$1,792	$5,731	$4,237	$1,494
Living benefits retained	$59,772	$53,738	$8,728	$79,517	$61,220	$19,477
Death benefits retained	11,989	8,326	2,827	14,977	8,965	5,838
Total, net of reinsurance and hedging	$71,761	$62,064	$11,555	$94,494	$70,185	$25,315

(1)	Contracts with guaranteed long-term care benefits are included in this category.

(2)	Where a policy includes both living and death benefits, the guarantee in excess of the living benefit is included in the death benefit category as outlined in footnote (3).

(3)

Death benefits include stand-alone guarantees and guarantees in excess of living benefit guarantees where both death and living benefits are provided on a policy. For total gross death benefits, guarantee value is $103,821 million (2008 – $113,860 million), fund value is $96,530 million (2008 – $85,490 million) and amount at risk is $12,196 million (2008 – $29,631 million). At December 31, 2009, the average attained age of contract holders of variable annuity contracts with a death benefit in the event of death was 63.2 (2008 – 63.0). As at December 31, 2009, the average attained age of contract holders of variable annuity contracts with living benefits was 62.6 (2008 – 62.2).

(4)	For a description of some of the risks related to hedging, see “Capital Markets Hedging Program” above.

(5)

Amount at risk (in-the-money) is the excess of guarantee values over fund values on all policies where the guarantee value exceeds the fund value. This amount is not currently payable. For GMDB, the net amount at risk is defined as the current guaranteed minimum death benefit in excess of the current account balance. For GMIB, the net amount at risk is defined as the excess of the current annuitization income base over the current account value. For all guarantees, the net amount at risk is floored at zero at the single contract level.

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Variable annuity and segregated fund guarantees are contingent and only payable upon death, maturity, withdrawal or annuitization, if fund values remain below guaranteed values. If markets do not recover, liabilities on current in-force business would be due primarily in the period from 2015 to 2038. The policy liability established for these benefits was $1,671 million at December 31, 2009 (2008 – $5,783 million). The year over year reduction is due primarily to the impact of improved equity markets reducing the current and projected in-the-money exposures.

ii)	Variable life insurance guarantees

Deposits related to variable life insurance contracts are invested in segregated fund accounts, and for certain policies, the Company guarantees a minimum death benefit if certain specified premiums are paid by the policyholder, regardless of segregated fund account performance.

The following table shows selected information regarding the variable life insurance contracts referred to above:

Life insurance contracts with guaranteed benefits

As at December 31, (Canadian $ in millions)	2009	2008
In the event of death
Account value	$7,520	$7,268
Net amount at risk(1)	$337	$904
Average attained age of contract holders	50	49

(1)

The net amount at risk for these policies is defined as the excess of the sum insured over the current account value, when the account value is zero or where contracts specify guarantees to cover the cost of insurance in the event of insufficient account value.

iii)	Benefits incurred and paid for variable contracts with guarantees

For the year ended December 31, 2009, the Company incurred and paid death benefits of $317 million (2008 – $190 million) and living benefits of $318 million (2008 – $96 million).

iv)	Investment categories for variable contracts with guarantees

Variable contracts with guarantees are invested, at the policyholder’s discretion, in various fund types within the segregated fund accounts and other investments. The account balances by investment category are set out below:

Investment category

As at December 31, (Canadian $ in millions)	2009	2008
Equity funds	$35,883	$32,362
Balanced funds	53,588	44,425
Bond funds	9,810	8,515
Money market funds	3,497	4,566
Other fixed interest rate investments	1,717	2,890
Total	$104,495	$92,758

v)	Impact on shareholders’ economic value arising from variable products and other managed assets public equity market price risk

The impact on shareholders’ economic value from changes in the market value of equities within the segregated funds of variable products, mutual funds and institutional asset management operations is calculated as the change in net present value of expected future after-tax cash flows related to managing these assets and/or providing guarantees, including fee income, expense and benefit payments, discounted at market yields. The present value of expected future after-tax cash flows related to variable product guarantees is the average, across all investment return scenarios, of the net present value of projected future guaranteed benefit payments, reinsurance settlements and fee income allocated to support the guarantees.

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The tables below show the potential impact on shareholders’ economic value of an immediate ten, 20 and 30 per cent change in the market value of equities within the variable products and other managed assets.

As at December 31, (Canadian $ in millions)	2009			2008
Decrease in market value of equity funds(1)	10%	20%	30%	10%	20%	30%
Market-based fees	$(470)	$(960)	$(1,480)	$(380)	$(800)	$(1,250)
Variable product guarantees	(450)	(1,080)	(1,930)	(710)	(1,630)	(2,820)
Total	$(920)	$(2,040)	$(3,410)	$(1,090)	$(2,430)	$(4,070)
Increase in market value of equity funds(1)	10%	20%	30%	10%	20%	30%
Market-based fees	$490	$1,000	$1,520	$350	$770	$1,210
Variable product guarantees	290	490	600	550	960	1,270
Total	$780	$1,490	$2,120	$900	$1,730	$2,480

(1)	See “Caution related to risk exposures” above.

vi)	Impact on net income attributed to shareholders arising from variable products public equity market price risk

The following table shows the potential impact on annual net income attributed to shareholders arising from variable products, including the impact on segregated fund fee income, of an immediate ten, 20 and 30 per cent decline and a ten per cent increase in the market values of equities within the segregated funds followed by a return to normal market growth assumptions.

Change in market value of equity funds(1)

For the years ended December 31, (Canadian $ in millions)	2009	2008
10% decline	$(1,100)	$(1,400)
20% decline	$(2,600)	not available
30% decline	$(4,400)	not available
10% increase	$900	not available

(1)	See “Caution related to risk exposures” above.

vii)	Impact on net income attributed to shareholders arising from both variable product and general fund public equity market price risk

The following table combines the sensitivities in table vi) above “Impact on net income attributed to shareholders arising from variable products public equity market price risk” and the column on publicly traded equities in the tables in iv) above “Impact on net income attributed to shareholders arising from general fund market price risk”.

Change in market value of equity funds(1)

For the years ended December 31, (Canadian $ in millions)	2009	2008
10% decline	$(1,200)	$(1,500)
20% decline	$(2,800)	not available
30% decline	$(4,600)	not available
10% increase	$1,000	not available

(1) See “Caution related to risk exposures” above.

viii) Impact on MLI’s MCCSR ratio from general fund and variable products public equity market risk

Changes in equity markets also impact our available and required components of the MCCSR calculation. The following table shows the potential impact to MLI’s MCCSR ratio of an immediate ten, 20 and 30 per cent decline and a ten per cent increase in public equity market values.

Change in market value of equity funds(1) As at December 31, (percentage points)	2009	2008
10% decline	(11)	(21)
20% decline	(25)	not available
30% decline	(42)	not available
10% increase	13	not available

(1)	See “Caution related to risk exposures” above.

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Foreign Exchange Risk

Key Risk Factors  Our financial results are reported in Canadian dollars. A substantial portion of our business is transacted in currencies other than Canadian dollars, mainly U.S. dollars, Hong Kong dollars and Japanese yen. In recent quarters, the Canadian dollar has strengthened relative to these currencies causing the reported earnings from our non-Canadian dollar denominated businesses to decrease and our reported shareholders’ equity to decline. To the extent these exchange rates persist or the Canadian dollar continues to strengthen, there would be downward pressure on our reported earnings from non-Canadian dollar denominated businesses. Similarly, there would be downward pressure on our reported shareholders’ equity, and to the extent that the resultant change in available capital is not offset by a change in required capital, our regulatory capital ratios would be reduced.

Risk Management Strategy  We generally match the currency of our assets with the currency of the liabilities they support, with the objective of mitigating risk of loss arising from currency exchange rate changes. We have a policy of generally matching the currency of the assets in our shareholders’ equity account to the currency of our required capital, with the intention of stabilizing our capital ratios and our capital adequacy relative to economic capital, when foreign exchange rates change. We have established target levels of risk exposure, measured in terms of potential changes in capital ratios due to foreign exchange rate movements, determined to represent a specified likelihood of occurrence based on internal models. While our risk management strategy is designed to stabilize capital adequacy ratios, the sensitivity of reported shareholders’ equity and income to foreign exchange rate changes is not hedged.

Risk Exposure Measures  The following table shows the impact on shareholders’ equity and net income of a one per cent change in the Canadian dollar relative to our key operating currencies.(1)

As at and for the years ended December 31, (Canadian $ in millions)	Shareholders’ equity		Shareholders’ net income
	2009	2008	2009	2008
1% strengthening relative to U.S. dollar	$(166)	$(189)	$(10)	$12
1% strengthening relative to Japanese yen	$(27)	$(15)	$(3)	$3

(1)

A weakening in rates would have the exact opposite impact to that displayed above. A strengthening or weakening of the average Canadian dollar relative to our key operating currencies can have a significant impact on our net income.

Liquidity Risk

Key Risk Factors Manulife Financial is exposed to liquidity risk in each of our operating companies and in our holding company. In the operating companies, expected cash demands arise day-to-day to fund anticipated policyholder benefits, withdrawals of customers deposit balances, reinsurance settlements, derivative instrument settlements, expenses, investment and hedging activities. Under stressed conditions, unexpected cash demands could arise primarily from an increase in the level of policyholders either terminating policies with material cash surrender values, or not renewing them when they mature, withdrawals of customer deposit balances, borrowers renewing or extending their loans when they mature, derivative settlements or collateral demands, and reinsurance settlements or collateral demands.

The ability of our holding company to fund its cash requirements depends upon it receiving dividends, distributions and other payments from our operating subsidiaries. These subsidiaries are generally required to maintain solvency and capital standards imposed by their local regulators and, as a result, may have restrictions on payments which they may make to MFC.

In the normal course of business, third party relationship banks issue letters of credit on our behalf. In lieu of posting collateral, our businesses utilize letters of credit for which third parties are the beneficiaries, as well as for affiliate reinsurance transactions between subsidiaries of MFC. Letters of credit and letters of credit facilities must be renewed periodically with renewal periods ranging from one year to 20 years. At time of renewal, the Company is exposed to repricing risk and under adverse conditions increases in costs will be realized. In the most extreme scenarios, letters of credit capacity could become constrained due to non-renewals which would restrict our flexibility to manage capital at the operating company level. This could negatively impact our ability to meet local capital requirements or our sales of products in jurisdictions in which our operating companies have been affected. Although the Company did not experience any material change in aggregate capacity during the financial crisis of the past two years, changes in prices and conditions were adverse during the market turbulence. There were no assets pledged against these outstanding letters of credit as at December 31, 2009.

Risk Management Strategy  Global liquidity management policies and procedures are designed to provide adequate liquidity to cover financial obligations as they come due, and to sustain and grow operations in both normal and stressed conditions. They take into account any legal, regulatory, tax, operational or economic impediments to inter-entity funding.

We seek to reduce liquidity risk by diversifying our business and consequent policy liabilities across different products, markets, geographical regions and policyholders. We design insurance products to encourage policyholders to maintain their policies in-force, to help generate a diversified and stable flow of recurring premium income. We design the policyholder termination features of our wealth management products and related investment strategies with the goal of mitigating the financial exposure and liquidity risk related to unexpected policyholder terminations. We establish and implement investment strategies intended to match the term profile of the assets to the liabilities they support, taking into account the potential for unexpected policyholder terminations and resulting liquidity needs. Liquid assets represent a large portion of our total assets. We aim to reduce liquidity risk in our deposit funded businesses by diversifying our funding sources. We forecast and monitor actual daily operating liquidity and cash movements in various individual entities and operations as well as centrally, aiming to ensure liquidity is available and cash is employed optimally.

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We also maintain centralized cash pools and access to other sources of liquidity such as repurchase funding agreements. Our centralized cash pool consists of cash or near-cash, high quality short-term investments that are continually monitored for their credit quality and market liquidity.

Through the normal course of business, pledging of assets is required to comply with jurisdictional regulatory and other requirements including collateral pledged to mitigate derivative counterparty credit risk and assets held as collateral for repurchase funding agreements. Total unencumbered assets as at December 31, 2009 were $203.2 billion.

The market values of our derivative portfolio are periodically stress tested based on shocks to interest rates, underlying indices, and foreign exchange rates to assess the potential collateral requirements under stressed conditions. We aim to hold adequate unencumbered assets to satisfy the potential additional requirements arising under stress scenarios, and to allow our liquidity ratios to remain appropriate.

Consolidated group operating and strategic liquidity levels are managed against established minimums. We set minimum operating liquidity as the level of one month’s operating cash outflows. Our operating liquidity remains well above minimum requirements. We measure strategic liquidity under both immediate (within one month) and ongoing (within one year) stress scenarios. Our policy is to maintain the ratio of adjusted liquid assets to adjusted policy liabilities at or above a pre-established target. Adjusted liquid assets include unencumbered cash and short-term investments, and marketable bonds and stocks that are discounted to reflect convertibility to cash, net of maturing debt obligations. Policy liabilities are adjusted to reflect their potential for withdrawal. Our strategic liquidity remains above policy targets. In addition to managing the consolidated liquidity levels, each entity maintains sufficient liquidity to meet its stand-alone demands. Manulife Bank has established a liquidity risk management policy framework, managed on a stand-alone basis. As at December 31, 2009 it had liquidity in excess of its policy requirements.

Risk Exposure Measures

Our strategic liquidity ratios are provided in the following table.

	2009		2008
As at December 31, (Canadian $ in millions)	Immediate scenario	Ongoing scenario	Immediate scenario	Ongoing scenario
Adjusted liquid assets	$99,107	$100,057	$92,361	$93,504
Adjusted policy liabilities	$24,926	$34,535	$23,047	$30,090
Liquidity ratio	398%	290%	401%	311%

Credit Risk

Credit risk is the risk of loss due to the inability or unwillingness of a borrower or counterparty to fulfill its payment obligations.

Key Risk Factors  Worsening or continued poor economic conditions could result in borrower or counterparty defaults or downgrades, and could lead to increased provisions or impairments related to our general fund invested assets and off-balance derivative financial instruments, and an increase in provisions for future credit impairments to be included in our policy liabilities. Any of our reinsurance providers being unable or unwilling to fulfill their contractual obligations related to the liabilities we cede to them could lead to an increase in policy liabilities.

Risk Management Strategy  The Credit Committee establishes and oversees execution of our credit risk management program. The committee sets out objectives related to the overall quality and diversification of our general fund investment portfolio and establishes criteria for the selection of counterparties, including derivative counterparties as well as reinsurers and insurance providers. Our policies establish exposure limits by borrower, corporate connection, quality rating, industry, and geographic region, and govern the usage of credit derivatives. Corporate connection limits vary according to risk rating. Our general fund fixed income investments are primarily investment grade bonds and commercial mortgages. We do not actively participate in the credit derivative market, and currently have a minimal exposure to credit default swaps.

All of our credit-granting units follow a defined evaluation process that provides an objective assessment of credit proposals. We assign each investment a risk rating based on a detailed examination of the borrower that includes a review of business strategy, market competitiveness, industry trends, financial strength, access to funds, and other risks facing the organization. We assess and update risk ratings regularly, based on a standardized 22-point scale consistent with those of external rating agencies. For additional input to the process, we also assess credit risks using a variety of industry standard, market based tools and metrics. We map our risk ratings to pre-established probabilities of default and loss given defaults, based on historical industry and Company experience, and to resulting default costs, which form key inputs to our product pricing, policy liabilities, economic capital and earnings at risk.

We establish delegated credit approval authorities and make credit decisions on a case-by-case basis at a management level appropriate to the size and risk level of the transaction, based on the delegated authorities that vary according to risk rating. We refer all major credit decisions to the Credit Committee and the largest credit decisions to the CEO for approval and, in certain cases, to the Board of Directors.

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We have in place derivative counterparty exposure limits, based on a minimum acceptable counterparty credit rating of A- from internationally recognized rating agencies. We measure derivative counterparty exposure as net potential credit exposure, which takes into consideration mark-to-market values of all transactions with each counterparty, net of any collateral held, and an allowance to reflect future potential exposure. We measure reinsurance counterparty exposure, taking into account current exposures and potential future exposures reflecting the level of ceded policy liabilities. We require all reinsurance counterparties and insurance providers to meet minimum risk rating criteria.

Regular reviews of the credits within the various portfolios are undertaken with the goal of identifying changes to credit quality, and where appropriate, taking corrective action. Prompt identification of problem credits is a key objective. CRM provides independent credit risk oversight by reviewing assigned risk ratings, and monitoring problem and potential problem credits.

The Company’s aggregate exposure to credit risk is managed against enterprise-wide economic capital, regulatory capital and earnings at risk targets, newly established in 2009. These targets cover the combined credit risk arising from general fund fixed income investments, loans, derivatives, reinsurance counterparties and insurance providers.

Throughout the recent challenging credit environment, our credit policies and procedures and investment strategies have remained fundamentally unchanged. In response to the current environment, credit exposure in our investment portfolio is being actively managed to reduce risk and mitigate losses, while derivative counterparty exposure is being managed proactively. While defaults and downgrades were generally above the historical average in 2009, there has been continued easing since the third quarter, and there is evidence to suggest continued improvement throughout 2010. Nonetheless, credit losses could remain above the historical average in the future. Throughout 2009, we have paid close attention to credit exposure related to real estate, structured products (particularly those backed by mortgages) and recession-sensitive industries.

We establish an allowance for losses on a loan when it becomes impaired as a result of deterioration in credit quality, to the extent there is no longer assurance of timely realization of the carrying value of the loan and related investment income. We reduce the carrying value of an impaired loan to its estimated net realizable value when we establish the allowance. We establish an allowance for losses on reinsurance contracts when a reinsurance counterparty becomes unable or unwilling to fulfill their contractual obligations. We base the allowance for loss on current recoverables and ceded policy liabilities. There is no assurance that the allowance for losses will be adequate to cover future potential losses or that additional allowances or asset write-downs will not be required.

Policy liabilities include general provisions for credit losses from future asset impairments. We set these conservatively, taking into account average historical levels and future expectations, with a provision for adverse deviations. Fluctuations in credit default rates and deterioration in credit ratings of borrowers may result in losses if actual rates exceed expected rates.

Risk Exposure Measures  As at December 31, 2009 and December 31, 2008, for every 50 per cent that credit defaults over the next year exceeded the rates provided for in policy liabilities, net income would be reduced by $73 million and $67 million, respectively. Downgrades could also be higher than assumed in policy liabilities resulting in policy liability increases and a reduction in net income.

The table below shows net impaired assets and allowances for loan losses.

As at December 31, (Canadian $ in millions unless otherwise stated)	2009	2008
Net impaired assets	$1,424	$936
Net impaired assets as a per cent of total invested assets	0.76%	0.50%
Allowance for loan losses	$183	$208

Insurance Risk

Insurance risk is the risk of loss due to actual experience emerging differently than assumed when a product was designed and priced with respect to mortality and morbidity claims, policyholder behaviour and expenses.

Key Risk Factors  We make a variety of assumptions related to the future level of claims, policyholder behaviour, expenses and sales levels when we design and price products, and when we establish policy liabilities. Assumptions for future claims are based on both Company and industry experience and predictive models, and assumptions for future policyholder behavior are based on Company experience and predictive models. Should actual results be materially worse than those assumed in the design, pricing and sale of products, profits will be unfavourably impacted. Such losses could have a material adverse effect on our results of operations and financial condition. In addition, we review the assumptions we make in determining our policy liabilities periodically and the review may result in an increase in policy liabilities and a decrease in net income attributable to shareholders. Such assumptions require significant professional judgment, so actual experience may be materially different than the assumptions we make.

Life and health insurance claims may be impacted by the unusual onset of disease or illness, natural disasters, large-scale manmade disasters and acts of terrorism. The ultimate level of lifetime benefits paid to policyholders may be impacted by unexpected improvements in life expectancy. Policyholder premium payment patterns, policy renewals, and withdrawal and surrender activity are influenced by many factors including market and general economic conditions, and the availability and relative attractiveness of other products in the marketplace. As well, adverse claims experience could result from systematic anti-selection, which could arise from the development of investor owned and secondary markets for life insurance policies, underwriting process failures, or other factors.

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We purchase reinsurance protection on certain risks underwritten by our various business segments. External market conditions determine the availability, terms and cost of the reinsurance protection for new business and, in certain circumstances, the cost of reinsurance for business already reinsured. Accordingly, we may be forced to incur additional costs for reinsurance or may not be able to obtain sufficient reinsurance on acceptable terms, which could adversely affect our ability to write future business or result in the assumption of more risk with respect to those policies we issue.

Risk Management Strategy  The Product Oversight Committee oversees insurance risk management, together with all other elements of our product design, product pricing, and reinsurance purchase practices. We have established a broad framework set out by our Product Design and Pricing Policy, and we have established global product design and pricing standards and guidelines, and reinsurance guidelines, aimed to help ensure our product offerings align with our risk taking philosophy and risk targets, and achieve acceptable profit margins. These cover:

■ product design features ■ use of reinsurance ■ pricing models and software ■ internal risk-based capital allocations ■ target profit objectives	■ pricing methods and assumption setting ■ stochastic and stress scenario testing ■ required documentation ■ review and approval processes ■ experience monitoring programs

We designate individual pricing officers in each business unit who are accountable for all pricing activities. The general manager and chief financial officer of each business unit, and CRM, approve the design and pricing of each product, including key claims, policyholder behaviour, investment return and expense assumptions, as well as reinsurance treaties with third parties, with the goal of meeting corporate standards. Corporate Actuarial approves all policy liability valuation methods and assumptions and approves reinsurance treaties related to business in-force, as well as all related party reinsurance treaties. We perform annual risk and compliance self-assessments of the product development and pricing activities of all businesses.

We utilize a global underwriting manual intended to ensure insurance underwriting practices for direct written life business are consistent across the organization while reflecting local conditions. Each business unit establishes underwriting policies and procedures, including criteria for approval of risks and claims adjudication policies and procedures.

We apply retention limits per insured life that are intended to reduce our exposure to individual large claims which are monitored in each business unit. These retention limits vary by market and jurisdiction. We reinsure exposure in excess of these limits with other companies. Our current global retention limit is US$20 million for a single life (US$25 million for survivorship life policies) and is shared across business units. We apply lower limits in some markets and jurisdictions. We aim to further reduce exposure to claims concentrations by applying geographical aggregate retention limits for certain covers. Enterprise-wide, we aim to reduce the likelihood of high aggregate claims by operating internationally and insuring a wide range of unrelated risk events.

The Company’s aggregate exposure to each of policyholder behaviour risk and claims risk are managed against enterprise-wide economic capital, regulatory capital and earnings at risk targets newly established in 2009. The policyholder behaviour risk targets cover the combined risk arising from policyholder renewal activity, policy lapses and surrenders, withdrawals, premium payment patterns, fund selections, and other policyholder driven activity. The claims risk targets cover the combined risk arising from mortality, longevity and morbidity.

In recent years, policyholder lapses related to certain policies have been unfavourable compared to expected levels, resulting in experience losses. We have modified policyholder lapse assumptions for the future to reflect the current experience, however should experience deteriorate further, additional policy liability increases may be required. Recent Long-Term Care morbidity experience in the United States has also been unfavourable relative to expected levels. A comprehensive morbidity experience review will be completed in 2010 and if the recent level of experience is expected to continue, price increases and policy liability increases would be required.

Risk Exposure Measures  Fluctuations in claims experience may result in losses. As at December 31, 2009 and December 31, 2008, for every five per cent that actual mortality and morbidity rates over the next year exceed the rates provided for in policy liabilities, net income would be reduced by $170 million and $147 million, respectively.

Operational Risk

Operational risk is the risk of loss resulting from inadequate or failed internal processes, risk management policies and procedures, systems failures, human performance failures or from external events.

Key Risk Factors  Operational risk is naturally present in all of our business activities and encompasses a broad range of risks, including regulatory compliance failures, legal disputes, technology failures, business interruption, information security and privacy, human resource management and employment practices, processing errors, complex modeling, business integration, theft and fraud, and damage to physical assets. Exposures can take the form of financial losses, regulatory sanctions, loss of competitive positioning, or damage to reputation. Operational risk is also embedded in all the practices we use to manage other risks therefore, if not managed effectively, can impact our ability to manage other key risks such as credit risk, market and liquidity risk and insurance risk.

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Risk Management Strategy  Our corporate governance practices, corporate values, and integrated, enterprise-wide approach to managing risk set the foundation for mitigating operational risks. We strengthen this base by establishing appropriate internal controls and systems and by seeking to retain trained and competent people throughout the organization. We establish enterprise-wide risk management programs for specific operational risks that could materially impact our ability to do business or impact our reputation. Within established corporate standards, business unit general managers are accountable for the day-to-day management of the operational risks inherent in their operations. Business units and functional areas perform risk control self-assessments to identify, document and assess inherent operational risks and effectiveness of internal controls. They monitor key risk indicators that provide early warnings of emerging control issues and proactively modify procedures.

Through our corporate insurance program, we transfer a portion of our operational risk exposure by purchasing global and local insurance coverage that provide some protection against unexpected material losses resulting from events such as criminal activity, property loss or damage and liability exposures, or that satisfy legal requirements and contractual obligations. We determine the nature and amount of insurance coverage we purchase centrally, considering our enterprise-wide exposures and risk tolerances.

The following is a further description of key operational risk factors with associated management strategies.

Legal and Regulatory Risk  The Company is subject to extensive regulatory oversight by insurance and financial services regulators in the jurisdictions in which we conduct business. While many of these laws, regulations and regulatory policies are intended to protect policyholders, beneficiaries, depositors and investors in our products and services, others also set standards and requirements for the governance of our operations. Failure to comply with applicable statutes or regulations could result in financial penalties or sanctions, and damage our reputation. We are also regularly involved in litigation, both as a plaintiff or defendant, which could result in an unfavourable resolution. Global Compliance oversees our regulatory compliance program, supported by designated chief compliance officers in every division. The program is designed to promote compliance with regulatory obligations worldwide and to assist in making the Company aware of the laws and regulations that affect us, and the risks associated with failing to comply. Divisional compliance groups monitor emerging legal and regulatory issues as well as proposed regulatory changes and take an active role in attempting to influence these where appropriate. They also prepare us to address new requirements. Global Compliance also independently assesses and monitors the effectiveness of a broad range of regulatory compliance processes and business practices against potential legal, regulatory, fraud and reputation risks, and helps to ensure significant issues are escalated and proactively mitigated. Among these processes and practices are: product design, sales and marketing practices, sales compensation practices, asset management practices, fiduciary responsibilities, employment practices, underwriting and claims processing and regulatory filings. In addition, we have an anti-fraud policy intended to protect the Company, our customers and other related third parties from acts of fraud. We also have an anti-money laundering and anti-terrorist financing policy designed to mitigate the risk associated with these activities. Divisional processes and controls aim to reduce the risk of fraud and Audit Services and Global Compliance periodically assess the effectiveness of the control environment. For further discussion of government regulation and legal proceedings, refer to “Government Regulation” and “Legal Proceedings” in our most recent annual information form.

Technology, Information Security and Business Interruption Risks  Technology is used in virtually all aspects of our business and operations including the creation and support of new products and services. We rely upon operational integrity, data integrity, security of information and our systems infrastructure for normal business operations. Disruption to operations due to system failure or information security breaches can have negative consequences for our businesses. While we have business continuity, information security and other policies, plans and procedures in place to attempt to minimize business disruption and protect confidential information, these may not be effective. Disruptions or breaches caused by natural disasters, man-made disasters, criminal activity, pandemics, or other events beyond our control, could prevent us from effectively operating our business, adversely impact our results of operations and financial condition or damage our reputation. Technology related risks are managed through a systems development protocol and global information security programs. Global Information Systems oversees risks associated with information security, information systems privacy and compliance, business continuity and disaster recovery planning. We have in place a global business continuity policy along with standards of practice designed to ensure to the extent practically possible, key business functions can continue and normal operations can resume effectively and efficiently, in the event of a major disruption. Each business unit maintains its own business continuity plans and processes and the global program incorporates periodic scenario analysis designed to validate the assessment of both critical and non-critical units, as well as the establishment and testing of appropriate business continuity plans for all critical units. We establish and regularly test crisis management and communications protocols. We have off-site backup facilities available to minimize recovery time. We subject our outsourcing arrangements, whereby a service provider performs a service activity on behalf of the Company, to review procedures, prior to their approval. We have policies and procedures in place to monitor the ongoing results and contractual compliance of such arrangements.

Human Resource Risks  We compete with other insurance companies and financial institutions for qualified executives, employees and agents. Competition for the best people is intense and our human resource policies, practices and programs may not be effective in attracting, motivating and retaining high-performing employees. An inability to recruit or retain qualified individuals may negatively impact our ability to execute on business strategies or to conduct our operations. We have established and implemented a number of human resource policies, practices and programs in order to manage these risks with Corporate Human Resources managing our global human resource programs. Our executive management is committed to employee training and development, and our compensation program is designed to attract, motivate and retain high-performing employees, and to encourage sound risk management by all employees. We have in place a number of recruiting programs to attract the best and the brightest for every level of the organization.

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Model Risk  Our reliance on highly complex models for pricing, valuation and risk measurement, and as input to decision making is increasing. Consequently, the risk of inappropriate use or interpretation of our models or their output, or the use of deficient models, data or assumptions is growing. We continue to enhance our model risk oversight program which includes processes to help validate the inputs, assumptions, calculations, and outputs for critical business models.

Derivatives Risk  Derivatives are used to manage market risks. We mitigate the operational risks associated with the use of derivatives by having in place specific risk management policies and processes including limits on the notional volume of derivative transactions, authorized types of derivatives and applications, delegated authorization and trading limits for specific personnel, as well as the pre-approval of all derivative application strategies and regular monitoring of the effectiveness of derivative strategies.

Environmental Risk  An environmental issue on a property owned by us or any property with which we are affiliated could result in financial or reputational loss. Our environmental policy reflects the Company’s commitment to conducting all business activities in a manner that recognizes the need to preserve the quality of the environment, and is designed to achieve compliance with all applicable environmental laws and regulations. In natural resource management operations, we have specific policies and procedures in place designed to mitigate environmental risks and operate in an environmentally responsible manner. We also have programs in place across the real estate holdings to conserve energy and reduce waste. In providing credit to borrowers, or making equity investments in private firms, we take reasonable steps to assess that counterparties are environmentally responsible.

Additional Risk Factors That May Affect Future Results

The Accounting Standards Board of the CICA makes changes to the financial accounting and reporting standards that govern the preparation of our financial statements. These changes may be difficult to anticipate and may materially impact how we record and present our financial condition and results of operations. As discussed under “Critical Accounting and Actuarial Policies”, the preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts and disclosures made in the financial statements and accompanying notes. These estimates and assumptions may require revision and actual results may differ materially from these estimates. As well, as noted under “Cautionary Statement Concerning Forward-Looking Statements”, forward-looking statements involve risks and uncertainties and actual results may differ materially from those expressed or implied in such statements. Key risk factors and their management have been described above, summarized by major risk category.

Other factors that may affect future results include changes in government trade policy; monetary policy; fiscal policy; political conditions and developments in or affecting the countries in which we operate; technological changes; public infrastructure disruptions; climate change; changes in consumer spending and saving habits; the possible impact on local, national or global economies from public health emergencies, such as an influenza pandemic, and international conflicts and other developments including those relating to terrorist activities. Although we take steps to anticipate and minimize risks in general, unforeseen future events may have a negative impact on our business, financial condition and results of operations.

We caution that the preceding discussion of risks that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to our Company, investors and others should carefully consider the foregoing risks, as well as other uncertainties and potential events, and other external and Company specific risks that may adversely affect the future business, financial condition or results of operations of our Company.

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Capital Management Framework

Manulife manages its capital with the objectives of:

■	Operating with sufficient capital to be able to honour all policyholder and other obligations with a high degree of confidence;

■

Ensuring best access to capital markets, striving for target credit ratings and maintaining the confidence of regulators, policyholders, rating agencies, investors and other creditors in order to secure stability and flexibility to operate its businesses; and

■	Seeking to optimize return on capital to meet shareholders’ expectations, subject to capital adequacy constraints established to meet the first two objectives.

Capital is managed in accordance with the Capital Management Policy reviewed and approved by the Board of Directors. The policy establishes guidelines regarding the quantity and quality of capital, capital mobility, credit supply management, integration with risk and financial frameworks and proactive assessments of capital challenges to facilitate timely action to address them.

In establishing target levels of capitalization, the Company typically adopts regulatory capital definitions and measures applicable to any given entity and jurisdiction in which an entity operates. The primary measures used are ratios comparing available capital to required capital determined using risk based factors and methods. The targets are established based on internal stress and sensitivity testing as well as expectations of key external stakeholders such as regulators and rating agencies. In addition, these are supplemented by an internal capital measurement framework that reflects our own risk view. We establish internal targets for capital adequacy that typically exceed regulatory requirements. This is designed to ensure ongoing compliance with regulatory constraints and to enable us to take into account risk profiles, rating agency expectations and peer comparisons, among other considerations. Management monitors capital against those internal targets and initiates action when it considers appropriate in light of our business objectives.

Capital is generally allocated to business lines for planning and performance management purposes based on the higher of the internal risk-based capital and the regulatory capital levels.

The currency mix of assets supporting capital is consistent with the currency mix of the Company’s required capital. The impact of the currency movements on the capital ratios is thus mitigated as both available and required capital rise (fall) when the Canadian dollar weakens (strengthens).

As part of our annual DCAT, we assess the strength of our capital position under severe shock scenarios. The scenarios are determined each year to ensure their ongoing relevance to our business and risk profile. The 2009 results of this testing indicated that, given the actions taken in 2009, the Company’s capital levels provided for sufficient assets to discharge liabilities and guarantee obligations in the various adverse scenarios tested. These scenarios included tests of risks related to equity markets, credit and interest rates and reinsurer default, amongst others.

Capital quality is maintained by limiting the amount of leverage capital or non-permanent equity capital in the capital structure. The composition of capital between equity and other instruments remains well within regulatory constraints and the Company’s rating is an important consideration in determining the appropriate amount of leverage. The Company monitors and rebalances its capital mix through capital issuances, capital repurchases and redemptions.

The following measure of available capital serves as the foundation of our capital management activities at the MFC level. For regulatory reporting purposes, the numbers are further adjusted for various additions or deductions to capital as mandated by the guidelines issued by OSFI.

MFC Consolidated Capital

As at December 31, (Canadian $ in millions)	2009	2008	2007
Total equity	$28,907	$27,197	$24,090
Less AOCI (loss) on cash flow hedges	(48)	(325)	(36)
Total equity less AOCI (loss) on cash flow hedges	$28,955	$27,522	$24,126
Liabilities for preferred shares and qualifying capital instruments	4,037	3,121	3,010
Non-controlling interest in subsidiaries	202	217	146
Total capital	$33,194	$30,860	$27,282

Note:	Total equity includes unrealized gains and losses on AFS bonds and AFS equities, net of taxes. In 2009, the current period net unrealized gain or loss on AFS bonds is no longer part of OSFI regulatory capital. As at December 31, 2009, the gain on AFS bonds, net of taxes, was $572 million.

In 2009, the Company’s capital increased by $2.3 billion compared to prior year. The increase was primarily due to the common equity issuance of $2.5 billion, innovative capital issuance of $1 billion, preferred share issuance of $0.8 billion, net income of $1.4 billion and unrealized gains on AFS assets of $1.1 billion, partially offset by a reduction of $3.4 billion from currency translation of net foreign operations and $1.1 billion of shareholder dividends paid in cash.

Senior debt raised by MFC, amounting to $3.8 billion at December 31, 2009, is not viewed as capital at the MFC level, consistent with its treatment by OSFI. However, all or some of the funds raised through unsubordinated indebtedness can be downstreamed into operating entities in a form that qualifies as regulatory capital at the subsidiary level, or can be used in other ways that create financial leverage. Rating agencies expect companies to limit such financial leverage to levels appropriate for their ratings.

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Each quarter the ARMC reviews the Company’s capital position. Annually, the Appointed Actuary discusses with the Board key sensitivities of the Company’s capital position as assessed in the context of annual DCAT. Operational oversight of capital management is provided by the Finance Committee, consisting of senior finance, risk management and investment executives and chaired by the Chief Financial Officer. The committee oversees capital policies and reviews issues and initiatives that affect the capital position of MFC’s subsidiaries and the Company as a whole.

Common Shareholder Dividend and Target Dividend Payout Ratio

The target common shareholder dividend payout is a range of 25 per cent to 35 per cent of adjusted earnings from operations. See “Normalized Earnings and Adjusted Earnings from Operations” above. On August 6, 2009, the Company announced a decrease in the quarterly shareholders’ dividend from $0.26 to $0.13 per common share.

On May 7, 2009, the Company announced a new Dividend Reinvestment Plan (“DRIP”) which allowed for issuance of common shares from treasury with a discount, at the discretion of the Company. For all four quarterly dividends in 2009, the Company elected to issue DRIP shares from treasury with a discount of three per cent. Shareholder participation grew steadily over the period to levels which resulted in a meaningful retention of capital through the DRIP facility.

The dividends per common share paid in cash or shares and the common share dividend payout ratio in the last three years were:

For the years ended December 31,	2009	2008	2007
Dividends per common share paid in cash or shares	$0.78	$1.00	$0.88
Common share dividend payout ratio	94%	307%	31%

In 2009, the common share dividend payout ratio was 123 per cent for the first half of the year. It decreased in the later half of 2009 due to the dividend reduction.

Capital and Funding Activities

In analyzing capital at the MFC consolidated level, we primarily consider equity as well as subordinated long-term instruments, in alignment with OSFI’s regulatory capital definitions. We also raise senior debt from MFC which may be deployed in our downstream entities as capital.

Manulife Financial actively managed its capital in 2009, raising funds and repaying debt to achieve its capital objectives in an optimal way.

In 2009, we raised $5,900 million of funding of which $2,500 million was common equity and $3,400 million was other funding. Details of these activities are provided below. Part of the proceeds were used to repay a $2 billion term bank loan.

On November 30, 2009, we issued $2,500 million of common shares sold to a syndicate of underwriters in a “bought deal” public offering. The equity was raised through the issuance of 131.6 million shares for $19 per share and the net proceeds of the transaction were $2,412 million. The net proceeds of this offering were invested in MLI.

In addition, in 2009, MFC issued 7.7 million common shares for a total consideration of $166 million pursuant to the acquisition of a subsidiary as well as the exercise of stock options and the settlement of deferred share units. MFC also issued 8.4 million common shares for a total consideration of $179 million under the DRIP and share purchase plans.

MFC also issued other forms of capital during the year. On March 4, 2009, the Company issued 18 million Non-Cumulative Five Year Rate Reset Class A Preferred Shares, Series 4 at a price of $25 per share and a rate of 6.6%, for an aggregate amount of $450 million.

On June 3, 2009, MFC issued 14 million Non-Cumulative Five Year Rate Reset Class 1 Preferred Shares, Series 1 at a price of $25 per share and a rate of 5.6%, for an aggregate amount of $350 million.

On July 10, 2009, MLI issued a $1,000 million note constituting senior indebtedness with a rate of 7.535% to Manulife Financial Capital Trust II. The entity, in turn, issued $1,000 million 7.405% Manulife Financial Capital Trust II Notes – Series 1 due December 31, 2108 (MaCS II). The structure constitutes Innovative Tier 1 capital for MLI and for MFC on a consolidated basis.

In addition to the above capital activities, the following financing transactions took place during the year.

On April 8, 2009, MFC raised $600 million of 7.768% medium term notes constituting senior indebtedness maturing in 2019.

On June 2, 2009, MFC raised $1,000 million of 4.896% medium term notes constituting senior indebtedness maturing in 2014.

The five year bank term loan from leading Canadian banks, originally entered into on November 6, 2008 for $3 billion and reduced to $2 billion in December 2008, was repaid in full in 2009.

Regulatory Capital Position

The Company monitors and manages consolidated capital for MFC in compliance with the OSFI Guideline A2 – Capital Regime for Regulated Insurance Holding Companies and Non-Operating Life Companies, issued July 5, 2005. Under this regime our consolidated available capital is measured against a required amount of risk capital determined in accordance with the guideline. The capital position of the consolidated MFC holding company remains in excess of our internal targets.

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With the completion of the reorganization of our U.S. life insurance subsidiaries at December 31, 2009, all U.S. operating entities are now held under MLI. MFC’s primary operating activities are now all conducted within MLI or its subsidiaries, other than some reinsurance business undertaken outside the MLI consolidated framework.

MLI is regulated by OSFI and is subject to consolidated risk based capital requirements using the OSFI MCCSR framework. MLI’s MCCSR ratio as at December 31, 2009 was 240 per cent (2008 – 234 per cent as reported, i.e., not inclusive of the U.S. subsidiary reorganization completed at year-end 2009), well in excess of OSFI’s target of 150 per cent. The key driver of the higher ratio in 2009 was the net increase in MLI’s available capital reflecting capital issuances partly offset by dividends paid to MFC.

During the year, the Company took actions to strengthen the regulatory capital position of MLI through issuance of innovative capital and through MFC’s increased capital investment using externally raised funds or redeploying excess financial resources. Required capital was reduced through an external reinsurance transaction in the first quarter of 2009, but this was offset by operational growth resulting in required capital remaining essentially flat. The positive impact of those actions on MLI’s MCCSR ratio was partly offset by the reorganization of the U.S. operations.

MLI’s non-consolidated operations and subsidiaries all maintained capital levels in excess of local requirements as at December 31, 2009, with their capital ratios exceeding or within their internal target ranges. In particular Manulife Canada Ltd., an OSFI regulated Canadian operating insurance company, had an MCCSR ratio of 219 per cent, above the regulatory target of 150 per cent.

Credit Ratings

The Company’s credit ratings remain among the highest of global life insurance companies. Global economic turmoil has adversely impacted financial flexibility of many companies, and rating agencies have overall concerns regarding current issues affecting the insurance industry. Manulife Financial, like many of its industry peers, has experienced recent rating downgrades. In the past year, Standard and Poor’s lowered the AAA financial strength ratings of our operating companies to AA+ with a negative outlook, Moody’s lowered our ratings from Aa1 to Aa3 with a stable outlook, Fitch lowered our ratings from AA+ to AA with a negative outlook and A.M. Best lowered our rating from A++ to A+ with a stable outlook. DBRS confirmed our ratings at IC-1 with a stable outlook.

The following table summarizes our operating company ratings as at March 19, 2010.

Primary Insurance Company Financial Strength/Claims Paying Credit Ratings

	S&P	Moody’s	DBRS	Fitch	A.M. Best
The Manufacturers Life Insurance Company	AA+	Aa3	IC-1	AA	A+
John Hancock Life Insurance Company (U.S.A.)	AA+	Aa3	Not Rated	AA	A+
Manulife (International) Limited	AA+	Not Rated	Not Rated	Not Rated	Not Rated
Manulife Life Insurance Company (Japan)	AA+	Not Rated	Not Rated	Not Rated	Not Rated

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Critical Accounting and Actuarial Policies

The preparation of financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures made in the consolidated financial statements and accompanying notes. These estimates and assumptions are based on historical experience, management’s assessment of current events and conditions and activities that the Company may undertake in the future as well as possible future economic events. Actual results could differ from these estimates. The estimates and assumptions described in this section depend upon subjective or complex judgments about matters that may be uncertain and changes in these estimates and assumptions could materially impact the consolidated financial statements.

Our significant accounting policies are described in note 1 to the consolidated financial statements. Significant estimation processes relate to the determination of policy liabilities, evaluation of invested asset impairment, assessment of variable interest entities, determination of pension and other post-employment benefit obligations and expenses, income taxes and valuation of goodwill and intangible assets as described below. In addition, in the determination of the fair values of financial instruments, where observable market data is not available, management applies judgment in the selection of valuation models.

Policy Liabilities

Policy liabilities for Canadian GAAP are valued under standards established by the Canadian Institute of Actuaries. These standards are designed to ensure we establish an appropriate liability on the balance sheet to cover future obligations to all our policyholders. Under Canadian GAAP, the assumptions underlying the valuation of policy liabilities are required to be reviewed and updated on an ongoing basis to reflect recent and emerging trends in experience and changes in risk profile of the business. In conjunction with prudent business practices to manage both product and asset related risks, the selection and monitoring of appropriate valuation assumptions are designed to minimize our exposure to measurement uncertainty related to policy liabilities.

Determination of Policy Liabilities

Policy liabilities have two major components: a best estimate amount and a provision for adverse deviation. The best estimate amount represents the estimated value of future policyholder benefits and settlement obligations to be paid over the term remaining on in-force policies, including the costs of servicing the policies. The best estimate amount is reduced by the future expected policy revenues and future expected investment income on assets supporting the policies, adjusted for the impact of any reinsurance ceded associated with the policies. Reinsurance is used to transfer part or all of a policy liability to another insurance company at terms negotiated with that insurance company. To determine the best estimate amount, assumptions must be made for a number of key factors, including future mortality and morbidity rates, investment returns, rates of policy termination, operating expenses, certain taxes and foreign currency.

To recognize the uncertainty involved in determining the best estimate actuarial liability assumptions, a provision for adverse deviation (“PfAD”) is established. The PfAD is determined by including a margin of conservatism for each assumption to allow for possible deterioration in experience and to provide greater comfort that the policy liabilities will be adequate to pay future benefits. The Canadian Institute of Actuaries establishes suggested ranges for the level of margins for adverse deviation based on the risk profile of the business. We use assumptions at the prudent end of the suggested ranges, taking into account the risk profile of our business. The effect of these margins is to increase policy liabilities over the best estimate assumptions. The margins for adverse deviation decrease the income that is recognized when a new policy is sold and increase the income recognized in later periods, with the margins releasing as the policy risks reduce.

Best Estimate Assumptions

We follow established processes to determine the assumptions used in the valuation of our policy liabilities. The nature of each risk factor and the process for setting the assumptions used in the valuation are discussed below.

Mortality  Mortality relates to the occurrence of death. Mortality assumptions are based on our internal as well as industry past and emerging experience and are differentiated by sex, underwriting class, policy type and geographic market. To offset some of this risk, we reinsure mortality risk on in-force life insurance policies to other insurers and the impact of the reinsurance is directly reflected in our policy valuation. Actual mortality experience is monitored against these assumptions separately for each business. Where mortality rates are lower than assumed for life insurance the result is favourable, and where mortality rates are higher than assumed for payout annuities, mortality results are favourable. Overall 2009 experience was favourable when compared with our assumptions. Consistent with this experience, changes to future expected mortality assumptions in the policy liabilities in 2009 resulted in a reduction in policy liabilities.

Morbidity  Morbidity relates to the occurrence of accidents and sickness for the insured risks. Morbidity assumptions are based on our internal as well as industry past and emerging experience and are established for each type of morbidity risk and geographic market. Actual morbidity experience is monitored against these assumptions separately for each business. Our most significant morbidity risk relates to future expected claims costs for long term care insurance. Overall 2009 experience was unfavourable when compared with our assumptions. Consistent with this experience, changes in future expected long-term care claims cost assumptions in the policy liabilities in 2009 resulted in an increase in policy liabilities. A comprehensive morbidity experience review will be completed in 2010 and if the recent level of experience is expected to continue, price increases and policy liability increases would be required.

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Policy Termination and Premium Persistency  Policy termination includes lapses and surrenders, where lapses represent the termination of policies due to non-payment of premiums and surrenders represent the voluntary termination of policies by policyholders. Premium persistency represents the level of ongoing deposits on contracts where there is policyholder discretion as to the amount and timing of deposits. Policy termination and premium persistency assumptions are primarily based on our recent experience adjusted for expected future conditions. Assumptions reflect differences by type of contract within each geographic market and actual experience is monitored against these assumptions separately for each business. Overall 2009 experience was unfavourable when compared to our assumptions. A number of revisions were made to future expected policyholder behaviour assumptions in 2009 to reflect the emerging experience resulting in significant increases in policy liabilities in 2009.

Expenses and Taxes  Operating expense assumptions reflect the projected costs of maintaining and servicing in-force policies, including associated overhead expenses. The expenses are derived from internal cost studies and are projected into the future with an allowance for inflation. For some developing businesses, there is an expectation that unit costs will decline as these businesses mature. Actual expenses are monitored against assumptions separately for each business. Overall maintenance expenses for 2009 were favourable when compared with our assumptions. Taxes reflect assumptions for future premium taxes and other non-income related taxes. For income taxes, policy liabilities are adjusted only for temporary tax timing and permanent tax rate differences on the cash flows available to satisfy policy obligations.

Investment Returns  We segment assets to support liabilities by business segment and geographic market and establish investment strategies for each liability segment. The projected cash flows from these assets are combined with projected cash flows from future asset purchases/sales to determine expected rates of return for future years. The investment strategies for future asset purchases and sales are based on our target investment policies for each segment and the re-investment returns are derived from current and projected market rates for fixed interest investments and our projected outlook for non-fixed interest assets. Credit losses are projected based on our own and industry experience, as well as specific reviews of the current investment portfolio. In 2009, actual investment returns were unfavourable when compared to our assumptions. Unfavourable results from credit losses, interest rate movements and most non fixed income asset classes including real estate offset the favourable impact of good public equity markets. Investment return assumptions for each asset class also incorporate expected investment management expenses that are derived from internal cost studies.

Foreign Currency  Foreign currency risk results from a mismatch of the currency of the policy liabilities and the currency of the assets designated to support these obligations. We generally match the currency of our assets with the currency of the liabilities they support, with the objective of mitigating the risk of loss arising from currency exchange rates. Where a currency mismatch exists, the assumed rate of return on the assets supporting the liabilities is reduced to reflect the potential for adverse movements in exchange rates.

Experience Adjusted Products  Where policies have features that allow the impact of changes in experience to be passed on to policyholders through policy dividends, experience rating refunds, credited rates or other adjustable features, the projected policyholder benefits are adjusted to reflect the projected experience. Minimum contractual guarantees and other market considerations are taken into account in determining the policy adjustments.

Provision for Adverse Deviation

The provision for adverse deviation is the sum of the total margins for adverse deviation for each risk factor. Margins for adverse deviation are established by product type and geographic market for each assumption or factor used in the determination of the best estimate actuarial liability. The margins are established based on the risk characteristics of the business being valued.

In addition to the explicit margin for adverse deviation, the valuation basis for segregated fund liabilities explicitly limits the future revenue recognition in the valuation basis to the amount necessary to offset acquisition expenses, after allowing for the cost of any guarantee features. This limitation is reported as an additional margin and is shown in segregated fund non-capitalized margins.

The provision for adverse deviation and the future revenue deferred in the valuation due to the limitations on recognition of future revenue in the valuation of segregated fund liabilities are shown in the table below.

As at December 31,

(Canadian $ in millions)	2009	2008
Best estimate actuarial liability	$103,844	$102,731
Provision for Adverse Deviation
Insurance risks (mortality/morbidity)	$7,663	$8,168
Policyholder behavior (lapse/surrender/premium persistency)	2,975	3,249
Expenses	1,243	1,165
Investment risks (non-credit)	15,601	16,588
Investment risks (credit)	1,534	1,398
Segregated fund guarantees	1,405	4,747
Other	40	362
Total Provision for Adverse Deviation (PfAD)	$30,461	$35,677
Segregated funds – additional margins	11,627	9,144
Total of PfAD and additional segregated fund margins	$42,088	$44,821

[1]

Reported actuarial liabilities as at December 31, 2009 of $134,305 million (2008 – $138,408 million) are composed of $103,844 million (2008 – $102,731 million) of best estimate actuarial liability and $30,461 million (2008 – $35,677 million) of PfAD.

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The change in PfAD from period to period is impacted by changes in liability and asset composition and also by movements in currency and movements in interest rates.

The table below shows the attribution of PfAD movement from December 31, 2008 to December 31, 2009:

(Canadian $ in millions)

PfAD as at December 31, 2008	$35,677
Attribution:
Currency movement	(4,200)	Decline in U.S. and Japan currency in 2009 relative to the Canadian dollar
Fair value movement in supporting assets	1,000	Expected fair value movement in liabilities before considering asset/liability mismatches
Other impacts of investment market movements	(800)	Increase from liability duration longer than assets more than offset by reduction in difference between net valuation interest rates versus implied forward curve rates
Segregated funds	(2,800)	Impact of improved equity market levels
Other PfAD movements	1,584	Largest item is an increase in investment risk (non-credit) due to changes in asset/liability cash flow matching profile
PfAD as at December 31, 2009	$30,461

Sensitivity of Policy Liabilities to Changes in Assumptions

When the assumptions underlying our determination of policy liabilities are updated to reflect recent and emerging experience or change in outlook, the result is a change in the value of policy liabilities which in turn affects income. The sensitivity of after-tax income to changes in assumptions underlying policy liabilities is shown below, assuming that there is a simultaneous change in the assumption across all business units. For changes in asset related assumptions, the sensitivity is shown net of the corresponding impact on income of the change in the value of the assets supporting liabilities. In practice, experience for each assumption will frequently vary by geographic market and business and assumption updates are made on a business/geographic specific basis. Actual results can differ materially from these estimates for a variety of reasons including the interaction among these factors when more than one changes, changes in actuarial and investment return and future investment activity assumptions, actual experience differing from the assumptions, changes in business mix, effective tax rates and other market factors, and the general limitations of our internal models.

Sensitivity of Policy Liabilities to Changes in Non-economic Assumptions

For the years ended December 31, (Canadian $ in millions)	Increase (Decrease) in After-Tax Income
	2009	2008
Policy Related Assumptions
2% adverse change in future mortality rates
Products where an increase in rates increases policy liabilities	$ (200)	$ (300)
Products where a decrease in rates increases policy liabilities	(300)	(200)
5% increase in future morbidity rates	(1,100)	(900)
10% adverse change in future termination rates	(1,000)	(800)
5% increase in future expense levels	(300)	(300)

■

An increase in mortality rates will generally increase policy liabilities for life insurance contracts whereas a decrease in mortality rates will generally increase policy liabilities for policies with longevity risk such as payout annuities.

■

No amounts related to morbidity risk are included for policies where the policy liability provides only for claims costs expected over a short period, generally less than one year, such as Group Life and Health.

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Sensitivity of Policy Liabilities to Changes in Asset Related Assumptions

For the years ended December 31, (Canadian $ in millions)	Increase (Decrease) in After-Tax Income
	2009		2008
	increase	decrease	increase	decrease
Asset Related Assumptions Updated Quarterly
100 basis point parallel change in market interest rates(1)	$1,600	$(2,200)	$1,100	$(1,300)
10% change in public equity market values	1,000	(1,200)	1,400	(1,500)
10% change in other non-fixed income market values	600	(600)	700	(700)
Asset Related Assumptions Updated Periodically in Valuation Basis Changes
100 basis point change in ultimate fixed income re-investment rates(2)	1,200	(1,700)	1,000	(1,300)
100 basis point change in future annual returns for public equities(3)	1,000	(1,000)	1,100	(1,200)
100 basis point change in future annual returns for other non fixed income assets(4)	2,200	(2,300)	2,300	(2,400)
100 basis point change in equity volatility assumption for stochastic segregated fund modeling(5)	(300)	400

(1)

Changes in market interest rates reflect a change to the current market interest rates, but assume that ultimate long-term fixed income re-investment rates (“URRs”) for new investments are unchanged. All interest rates are assumed to move in parallel (i.e., government bond rates, swap rates, corporate bond rates and other debt rates).

(2)

The long-term URRs are assumed to be changed, however starting interest rates are assumed left unchanged at current levels. Current URRs for risk free bonds in Canada are 2.4% per annum and 4.0% per annum for short and long-term bonds respectively, and in the U.S. are 2.2% per annum and 4.2% per annum for short and long-term bonds respectively.

(3)

Expected long-term annual market growth assumptions for public equities pre-dividends for key markets are based on long-term historic observed experience and are 7.25% per annum in Canada, 8.0% per annum in the U.S., 5.0% per annum in Japan and 9.5% per annum in Hong Kong. These returns are then reduced by margins for adverse deviation to determine net yields used in the valuation. The amount includes the impact on both segregated fund guarantee reserves and on other policy liabilities. For a 100 basis point increase in expected growth rates, the impact from segregated fund guarantee reserves is $800 million (2008 – $900 million). For a 100 basis point decrease in expected growth rates, the impact from segregated fund guarantee reserves is $(900 million) (2008 – $(1,000 million)).

(4)	Other non-fixed income assets include commercial real estate, timber and agricultural real estate, oil and gas, and private equities.

(5)

Volatility assumptions for public equities are based on long-term historic observed experience and are 16.55% per annum in Canada and 15.55% per annum in the U.S. for large cap public equities, and 18.35% per annum in Japan and 34.3% per annum in Hong Kong.

The increase in the sensitivity to changes in market interest rates is primarily due to the impact of the current lower market interest rates on liabilities with minimum interest guarantees and the impact of changes in lapse assumptions. Under Canadian GAAP, we must test a number of prescribed interest scenarios. The interest scenario we have adopted uses the structure of the prescribed scenario that currently produces the highest policy liability, which is a gradual decline in market interest rates from current market levels to lower assumed ultimate re-investment rates over 20 years, with additional prudence introduced through use of lower ultimate re-investment rates than the maximum prescribed levels. The decrease in sensitivity to public equity market values reflects the impact of significantly improved equity markets in 2009, which has both reduced the liability for existing segregated fund guarantees and reduced the sensitivity of this liability to changes in equity market levels. Additional sensitivity reduction resulted from the increase in the amount of business that is hedged. Sensitivity to other non-fixed income assets has increased from 2008 due to additional acquisitions of non-fixed income assets in 2009 in support of the Company’s long-term investment strategy and the inclusion of the impact of future income taxes.

Review of Actuarial Methods and Assumptions

The 2009 review of the actuarial methods and assumptions underlying policy liabilities produced a net increase in the policy liabilities of $1,878 million. Net of the impacts on participating surplus, minority interests, and restatement of prior period retained earnings, this resulted in a decrease in 2009 shareholders’ income of pre-tax $1,624 million.

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Impact of 2009 Review by Category of Change

(Canadian $ in millions)

Assumption
Mortality / morbidity	$485	Driven by increases due to impact from higher projected net long-term care claims costs. Partially offsetting these increases were reductions from mortality releases in Japan and the Reinsurance Division.
Lapses and other policyholder behaviour	1,505	$806 of the increase is attributed to the lapse modeling for variable annuities in the U.S. and Japan to better reflect emerging recent surrender experience on policies that are in-the-money. The balance is due to strengthening of policy liabilities for lowering of expected termination rates for a number of long duration protection businesses, most notably life insurance in Japan, U.S. and Canada, and U.S. Group Long-Term Care.
Expense	(138)	This is attributed to reductions in investment related expenses across most business units, partially offset by a net increase in projected business maintenance expenses primarily in U.S. Fixed Annuities.
Investment returns	(320)	There was a material release from the refinement to the modeling of future investment and re-investment strategies in a number of businesses, most materially Long-Term Care. Offsetting these releases were increases in policy liabilities to reflect a net reduction in ultimate re-investment rates for shorter term investments and updating equity assumptions in the stochastic parameters for variable annuity business.
Other valuation model refinements and assumption updates	346	A number of business specific modeling adjustments were made to enhance the existing projection of future cash flows on in-force business, resulting in a net decrease in policy liabilities. These were partially offset by a net increase from harmonizing the modeling of certain asset related items across businesses.
Total	$1,878

Note: For all non-participating policies, excluding certain minor Asian lines of business, the policy liabilities are updated quarterly to reflect the impact of market interest rates and non-fixed income market values. The impact of the update is reflected directly in each reporting segment’s earnings.

The annual review of policy liabilities assumptions took place in the third quarter of 2009, and the impact of that review was an increase in reserves of $1,064 million. The balance, $814 million, represents the impact of the review of assumptions and methodologies that took place in the first, second and fourth quarters of 2009.

In 2008, the annual review of policy liabilities assumptions took place in the fourth quarter. The 2008 review resulted in a decrease in reserves of $506 million. The impact of the review of assumptions and methodologies that took place in the first three quarters of 2008 was an increase in reserve of $24 million.

Change in Policy Liabilities

The change in policy liabilities can be attributed to several sources: new business, acquisitions, in-force movement and currency impact. Changes in policy liabilities are substantially offset in the financial statements by premiums, investment income, policy benefits and other policy related cash flows. The changes in policy liabilities by business segment are shown below:

2009 Policy Liability Movement Analysis

(Canadian $ in millions)	U.S. Insurance	U.S. Wealth Management	Canadian Division	Asia and Japan Division	Reinsurance Division	Corporate and Other	Total
Balance, January 1, 2009	$53,920	$36,655	$35,171	$18,692	$1,854	$52	$146,344
New business	801	4,665	1,372	(232)	(19)	–	6,587
In-force movement	7,476	(7,161)	2,235	1,509	(58)	(239)	3,762
Changes in methods and assumptions	165	456	102	737	132	15	1,607
Currency impact	(8,358)	(5,231)	(4)	(2,829)	(216)	25	(16,613)
Total net changes	$84	$(7,271)	$3,705	$(815)	$(161)	$(199)	$(4,657)
Balance, December 31, 2009	$54,004	$29,384	$38,876	$17,877	$1,693	$(147)	$141,687

For new business, the segments with large positive general account premium revenue at contract inception show increases in policy liabilities. For segments where new business deposits are primarily into segregated funds, the increase in policy liabilities related to new business is small since the increase measures only general account liabilities.

The reduction in policy liabilities from currency reflects the appreciation of the Canadian dollar relative to the US dollar and Japanese Yen. As assets are currency matched to liabilities, the reduction in policy liabilities due to currency is offset by a corresponding reduction from currency in the value of assets supporting those liabilities.

The large reduction of $7,161 million for in-force movements on the US Wealth Management block includes $2,438 million of net maturity benefits on institutional contracts, a product line that is intentionally being de-emphasized, as well as a material reduction in reserves for segregated fund guarantee products from improved equity markets. A significant part of the in-force movement increase was related to the decline in interest rates and the resulting impact on the fair value of assets which back those liabilities. The decrease in the Corporate and Other segment is related to the transfer of certain reserves held in this segment at prior year end back to the operating units.

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The increase of $1,607 million from changes in methods and assumptions is net of $271 million which was reflected as an adjustment to the 2008 opening policy liabilities at then-current foreign exchange rates. This change in methods and assumptions results in a decrease in pre-tax earnings.

Of the $10,349 million net increase in policy liabilities related to new business and in-force movement, $9,944 million is an increase in actuarial liabilities. The remaining is an increase of $405 million in other policy liabilities.

2008 Policy Liability Movement Analysis

(Canadian $ in millions)	U.S. Insurance	U.S. Wealth Management	Canadian Division	Asia and Japan Division	Reinsurance Division	Corporate and Other	Total
Balance, January 1, 2008	$41,096	$30,648	$36,649	$13,913	$1,621	$495	$124,422
Prior year end restatement	228	–	–	–	–	–	228
Revised Balance, January 1, 2009	$41,324	$30,648	$36,649	$13,913	$1,621	$495	$124,650
New business	846	4,447	289	(99)	(26)	–	5,457
In-force movement	2,580	(5,238)	(1,627)	622	(46)	(684)	(4,393)
Changes in methods and assumptions	(660)	(109)	(146)	168	36	229	(482)
Currency impact	9,830	6,907	6	4,088	269	12	21,112
Total net changes	$12,596	$6,007	$(1,478)	$4,779	$233	$(443)	$21,694
Balance, December 31, 2008	$53,920	$36,655	$35,171	$18,692	$1,854	$52	$146,344

The restatement of the January 1, 2008 policy liabilities reflects a correction of policy data for Long-Term care business dating to the John Hancock acquisition, and is shown at December 31, 2007 balance sheet exchange rates.

The increase in policy liabilities from currency reflects the appreciation of the U.S. dollar and Japanese Yen versus the Canadian dollar. As assets are currency matched to liabilities, the increase in policy liabilities due to currency is offset by a corresponding reduction from currency in the value of assets supporting those liabilities.

The large reduction of $5,238 million for in-force movements on the U.S. Wealth Management block includes $2,985 million of net maturity benefits on institutional contracts, a product line that is intentionally being de-emphasized. The decrease in the Corporate and Other segment is related to an Accident and Health block for which the liabilities are held in the Corporate segment.

The decrease of $482 million from changes in methods and assumptions results in an increase in pre-tax earnings. For earnings attribution this amount is allocated to the Corporate Division but for balance sheet purposes the impact remains with the business units.

Of the $1,064 million net increase in policy liabilities related to new business and in-force movement, $1,280 million is an increase in actuarial liabilities. The remaining is a decrease of $216 million in other policy liabilities.

Evaluation of Invested Asset Impairment

AFS equity and fixed income securities are carried at fair market value, with changes in fair value recorded in Other Comprehensive Income (“OCI”). AFS securities are considered impaired when fair value falls below their original cost. Impaired securities are reviewed on a regular basis and any fair value decrement is transferred out of AOCI and recorded in income at such time as the impairment is determined to be other than temporary.

Provisions for impairments of mortgage loans and private placement loans are recorded with losses reported in earnings, when there is no longer reasonable assurance as to the timely collection of the full amount of the principal and interest.

Significant judgment is required in assessing whether an impairment is other than temporary and in assessing fair values and recoverable values. Key matters considered include economic factors, company and industry specific developments and specific issues with respect to single issuers and borrowers. For fixed income securities, the Company’s ability and intent to hold a security may also be considered in the impairment assessment.

Changes in circumstances may cause future assessments of asset impairment to be materially different from current assessments, which could require additional provisions for impairment. Additional information on the process and methodology for determining the allowance for credit losses is included in the discussion of credit risk in note 8 to the consolidated financial statements.

Variable Interest Entities (“VIEs”)

When an entity is considered a VIE, the primary beneficiary is required to consolidate the assets, liabilities and results of operations of the VIE. The primary beneficiary is the entity that is exposed, through variable interests, to a majority of the VIE’s expected losses and/or is entitled to a majority of the VIE’s expected residual returns, as defined under GAAP. When the Company is the primary beneficiary of a VIE, it consolidates the VIE either into the general fund or the segregated funds based on which has the preponderance of the exposure to the VIE. As outlined in note 17 to the consolidated financial statements, certain VIEs have been consolidated into the general fund and certain VIEs have been consolidated on the segregated funds statements of net assets. The Company uses a variety

41

of complex estimation processes involving both qualitative and quantitative factors to determine whether an entity is a VIE, and to analyze whether it is the primary beneficiary of any entities that are determined to be VIEs. These processes involve estimating the future cash flows and performance of the VIE, analyzing the variability in those cash flows, and allocating the losses and returns among the identified parties holding variable interests. For further details on the Company’s involvement with VIEs, see note 17 to the consolidated financial statements.

Pensions and Other Post-Employment Benefits

The Company has a number of defined benefit and defined contribution plans providing pension and other benefits to eligible employees and agents after employment. The traditional defined benefit pension plans provide benefits based on years of service and average earnings at retirement. Due to the long-term nature of these plans and of the post-employment benefit plans, the calculation of the benefit expense and accrued benefit obligations depends on various economic assumptions such as discount rates, expected rates of return on plan assets, health care cost trend rates, and compensation increase rates. These assumptions are determined by management and are reviewed annually. Differences between actual and assumed experience will affect the amount of the accrued benefit obligation and benefit expense. The key weighted average assumptions used, as well as the sensitivity of estimated liabilities to these assumptions, are presented in note 16 to the consolidated financial statements.

The funding of defined benefit plans is also subject to various projections and assumptions based on the demographic profile of the membership, expected rates of return on plan assets, and compensation increase rates.

The Company’s broad-based pension plans are funded in accordance with actuarially determined amounts required to satisfy employee benefit obligations under current pension regulations. During 2009, the Company contributed $48 million (2008 – $50 million) to the broad-based pension plans and as at December 31, 2009, the shortfall of fair value of plan assets over plan liabilities amounted to $167 million (2008 – $324 million), as presented in note 16 to the consolidated financial statements. The next required valuations for funding purposes are as at September 1, 2011 and January 1, 2010 for the Company’s largest registered Canadian and U.S. plans respectively. For 2010, the minimum funding requirement for the Company’s largest registered Canadian and U.S. plans is expected to be in the range of $20 to $50 million. However, future Company contribution amounts may change upon the Company’s review of its contribution levels during the year.

The Company’s supplemental pension plans for executives are for the most part unfunded. As at December 31, 2009, the shortfall of fair value of plan assets over plan liabilities amounted to $712 million (2008 – $728 million), as presented in note 16 to the consolidated financial statements.

The Company reviews the appropriateness of the plans’ investment policy on a regular basis and was in compliance with the investment policy throughout the year. The current asset mix and level of investment risk of the Company’s pension plans reflects their long-term nature.

Income Taxes

The Company is subject to income tax laws in various jurisdictions. Tax laws are complex and potentially subject to different interpretations by the taxpayer and the relevant tax authority. The provision for income taxes represents management’s interpretation of the relevant tax laws and its estimate of current and future income tax implications of the transactions and events during the period. A future income tax asset or liability is recognized whenever an amount is recorded for accounting purposes but not for tax purposes or vice versa. Future tax assets and liabilities are recorded based on expected future tax rates and management’s assumptions regarding the expected timing of the reversal of such temporary differences.

The Company is an investor in leveraged leases and has established provisions for possible disallowance of the tax treatment and for interest on past due taxes. During the year ended December 31, 2009, the Company recorded additional charges of US$187 million after tax related to these provisions. The Company continues to believe that deductions originally claimed in relation to these arrangements are appropriate. Should the tax attributes of all the leveraged leases be fully denied, the maximum after-tax exposure including interest would be an additional estimated US$284 million as at December 31, 2009.

The Company expects that it will go to trial in tax court in 2011, related to this matter, and although the Company believes it has compelling facts and circumstances that differentiate its case from other taxpayers, there is no assurance that the Company will be successful. The Company continues to monitor and assess the facts and circumstances in this matter. Subsequent to year end, there was another court case that was decided unfavourably for the taxpayer. Accordingly, the Company has assessed its position in relation to these recent developments and expects to take an additional provision of approximately US$94 million in the first quarter of 2010.

Goodwill and Intangible Assets

Goodwill and intangible assets with indefinite lives are tested at least annually for impairment. Goodwill is tested at the reporting unit level. The tests performed in 2009 demonstrated that there was no impairment of goodwill or intangible assets with indefinite lives. However, given the impact of the economic conditions and changes in product mix, the results of our goodwill testing for U.S. Insurance and U.S. Wealth Management indicated a lower margin of fair value in excess of carrying value than in prior years. The goodwill testing for 2010 will be updated based on the conditions that exist in 2010 and may result in an impairment charge, which could be material.

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Under IFRS, once adopted, the tests will be performed at the cash generating unit level, a more granular level than a reporting unit. Based on current information, the Company expects that the testing at this more granular level may result in an impairment charge to be reflected in opening retained earnings upon adoption of IFRS, in 2011, which could be material.

Changes in Accounting Policies

Goodwill and intangible assets

Effective January 1, 2009, the Company adopted the CICA Handbook Section 3064 “Goodwill and Intangible Assets”, which replaced both Section 3062 “Goodwill and Other Intangible Assets” and Section 3450 “Research and Development Costs” and nullified the CICA’s EIC Abstract No. 27, “Revenues and Expenditures During the Pre-operating Period.” Section 3064 provides guidance for the recognition, measurement, presentation and disclosure of goodwill and intangible assets, including internally generated intangible assets. Requirements concerning goodwill are unchanged from the previous Section 3062. As a result of adopting Section 3064 on January 1, 2009, the Company reclassified $249 million of software assets from miscellaneous assets to intangible assets on its Consolidated Balance Sheet.

Impairment and classification of financial assets

In August 2009, the CICA issued amended Section 3855 “Financial Instruments – Recognition and Measurement” and Section 3025 “Impaired Loans” to reduce differences with International Financial Reporting Standards (“IFRS”). The amendments remove the distinction between debt securities and other debt instruments for purposes of categorization, allowing debt securities not quoted in an active market to be categorized as loans and receivables and measured at amortized cost. Loans and receivables expected to be sold immediately or in the near term are classified as trading and loans and receivables for which the Company may not recover substantially all of its initial investment, other than because of credit deterioration, must be classified as AFS. Impairments for debt securities classified as loans are assessed and recorded using the incurred credit loss model of Section 3025. The amendments required reversal of impairment losses on debt instruments classified as AFS when the fair value subsequently increases and the increase can be objectively related to an event occurring after the impairment loss was recognized. These amendments were effective for the Company on January 1, 2009. The impact of adoption was an increase of $3 million net of taxes, to net income, as a result of impairment reversals on AFS bonds. There were no reclassifications of financial instruments as a result of these amendments.

Disclosure about financial instruments

In June 2009, amendments were incorporated into Section 3862 “Financial Instruments – Disclosures” to conform with changes made to IFRS 7 “Financial Instruments: Disclosures”. These amendments introduce a three-level fair value disclosure hierarchy that distinguishes fair value measurements by the significance of the inputs used for valuation. In addition, the amendments enhance disclosure requirements on the nature and extent of liquidity risk arising from financial instruments to which an entity is exposed. The amendments are applicable for the 2009 consolidated financial statements and the new required disclosures are included in notes 8 and 19 to the consolidated financial statements.

Future Accounting and Reporting Changes

Transition to International Financial Reporting Standards (“IFRS”)

Publicly accountable enterprises in Canada are required to adopt IFRS for periods beginning on or after January 1, 2011. The Company will adopt IFRS in its quarterly and annual reports starting with the first quarter of 2011 and will provide corresponding comparative financial information for 2010.

The Company is currently assessing the first time adoption and transitional options under IFRS. Not all accounting policy decisions or elections have been finalized to date and until this process is complete, the impact of adopting IFRS on the Company’s future financial position and future results can not be determined. The Company expects to elect the one-time option to reset the cumulative translation account to zero upon adoption of IFRS to facilitate the translation of self sustaining foreign operations prospectively. Additionally, the Company does not expect to restate prior business combinations due to the complexities in obtaining historical valuations and instead apply the IFRS requirements prospectively. The Company is evaluating the potential financial statement impact of these and other identified differences between Canadian GAAP and IFRS, including:

■	testing for impairment of goodwill under IFRS at a more granular level than Canadian GAAP;

■

products that do not meet the definition of insurance under IFRS will be measured as a financial liability at amortized cost or fair value, if elected. Where such financial liabilities are measured at amortized cost, any public bonds that support these products will be classified as AFS under IFRS to reduce an accounting mismatch with the measurement of the liability. Currently such bonds are measured at fair value under the fair value option under Canadian GAAP;

■	additional embedded derivatives within insurance contracts requiring separate measurement at fair value under IFRS;

■	measurement of certain invested assets including real estate, agricultural assets and leveraged leases;

■	certain hedge relationships under Canadian GAAP may not qualify for hedge accounting under IFRS or will require a change to effectiveness testing and/or measurement;

■	measurement of employee future benefits;

■	determination of stock-based compensation expense;

■	changes to tax accounting, including the tax effects of the above noted changes, are expected to arise;

43

■	additional assets and liabilities from off-balance sheet entities may need to be consolidated; and

■	reinsurance ceded balances, currently included as part of policy liabilities under Canadian GAAP, will be presented on a gross basis on both the balance sheet and income statement under IFRS.

Based on the analysis performed to date, except as noted below, we do not expect that the ongoing accounting differences will have a significant impact on the financial statements. The requirement to perform goodwill impairment testing at the cash generating unit level under IFRS, a more granular level than a reporting unit level under Canadian GAAP, may result in an impairment charge to be reflected in opening retained earnings upon adoption of IFRS, in 2011, which could be material. Any difference between the carrying value of assets, liabilities and equity determined in accordance with Canadian GAAP and IFRS will be recorded in opening retained earnings upon adoption and could have a material impact on shareholders equity.

The international financial reporting standard that addresses the measurement of insurance contracts is currently being developed and is not expected to be in place by January 1, 2011. Until this standard is completed and becomes effective, the current Canadian GAAP requirements for the valuation of insurance liabilities (CALM) will be maintained. Under CALM, the measurement of insurance liabilities is based on the carrying value of assets required to support those liabilities. Consistent with the results of the adoption of CICA Handbook Section 3855, when IFRS is adopted, any change in the carrying value of the invested assets that support insurance liabilities will be offset by a corresponding change in insurance liabilities and therefore is not expected to have a material impact on net income.

A part of the IFRS transition process the Company is evaluating its effect on regulatory capital requirements. At this stage the impact on capital requirements as a result of IFRS adoption is unknown.

Throughout 2009, we continued to manage the implementation of IFRS through the completion of activities and deliverables under our overall transition plan to support the key areas of impact noted above. This plan includes the education of internal and external stakeholders, modifications to internal controls over financial reporting for the key changes under IFRS and ensuring that project resourcing remains appropriate. We do not expect to make significant systems changes as a result of the adoption of IFRS. As we prepare for our transition, we continue to monitor ongoing changes to IFRS and adjust our transition and implementation plans accordingly. As part of this plan we expect to commence a parallel run to capture IFRS comparative information for fiscal 2010. This process is expected to begin in March 2010. Our transition status is currently on-track in accordance with our overall implementation plan.

As indicated above, the IFRS standard for insurance contracts is currently being developed. It is not targeted to become effective, and therefore adopted, until at least 2013. The insurance contracts accounting policy proposals being considered by the International Accounting Standards Board (“IASB”) do not connect the measurement of insurance liabilities with the assets that support the payment of the policy obligations, and therefore the proposals may lead to a large initial increase in required capital upon adoption, as well as significant go-forward volatility in our reported results and regulatory capital. This in turn could have significant negative consequences to our customers, shareholders and the capital markets. We believe the accounting and related regulatory rules under discussion could put the Canadian insurance industry at a significant disadvantage relative to our U.S. and global peers and also to the banking sector in Canada.

Differences between Canadian and U.S. GAAP

The consolidated financial statements of Manulife Financial are presented in accordance with Canadian GAAP. Canadian GAAP differs in certain significant respects from U.S. GAAP.

The primary differences between Canadian GAAP and U.S. GAAP include accounting for premiums and deposits, invested assets, investment income and segregated funds. There are also differences in the calculation and accounting for policy liabilities and differences in reporting policyholder cash flows. These differences are described in more detail in note 21 to the consolidated financial statements.

For periods prior to the first quarter of 2009 under U.S. GAAP, asset impairment charges include other than temporary impairments due to interest rate movements where we do not have the intent to hold the asset until recovery. The intent to hold is based on the investment mandate of each of our investment portfolios. For those that we do not intend to hold, assets have been written down to the lower of cost or fair market value.

Differences between Canadian and Hong Kong GAAP

The consolidated financial statements of Manulife Financial are presented in accordance with Canadian GAAP. Canadian GAAP differs in certain respects from Hong Kong generally accepted accounting principles (“Hong Kong GAAP”).

Under Hong Kong GAAP, real estate classified as investment properties are carried at appraised value, with changes being reported as income, as compared to current Canadian GAAP where real estate is carried on a move to market value basis. In certain interest rate environments, actuarial liabilities determined in accordance with Hong Kong GAAP may be higher than actuarial liabilities computed in accordance with current Canadian GAAP.

Canadian GAAP and Hong Kong Regulatory Practices

The Hong Kong Insurance Authority requires that insurance companies have minimum “net assets” for solvency purposes and stipulates minimum criteria for the calculation of actuarial liabilities in arriving at regulatory basis “net assets”. Each year, the Company compares the amount of net assets prepared in accordance with Canadian GAAP, as reported in the Company’s annual return, with the minimum solvency margin required in Hong Kong as described above. As at December 31, 2009, the Company’s net assets, determined in accordance with Canadian GAAP, exceeded the minimum solvency margin required by Hong Kong insurance regulations.

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Principal Subsidiaries

The following is a list of the directly and indirectly held major operating subsidiaries of Manulife Financial Corporation.

As at December 31, 2009 (Unaudited, Canadian $ in millions)	Ownership Percentage	Equity Interest	Address	Description
MANULIFE FINANCIAL CORPORATION			Toronto, Canada	Publicly traded stock life insurance company
The Manufacturers Life Insurance Company	100	$31,688	Toronto, Canada	Leading Canadian-based financial services company that offers a diverse range of financial protection products and wealth management services
Manulife Holdings (Alberta) Limited	100		Calgary, Canada	Holding company
John Hancock Holdings (Delaware) LLC	100		Wilmington, Delaware, U.S.A.	Holding company
The Manufacturers Investment Corporation	100		Michigan, U.S.A.	Holding company
John Hancock Life Insurance Company (U.S.A.)	100		Michigan, U.S.A.	U.S. based financial services company that offers a diverse range of financial protection products and wealth management services in all states in the U.S. except New York
John Hancock Subsidiaries LLC	100		Wilmington, Delaware, U.S.A.	Holding company
Declaration Management & Research LLC	100		McLean, Virginia, U.S.A.	Provides institutional investment advisory services
John Hancock Financial Network, Inc.	100		Boston, Massachusetts, U.S.A.	Financial services distribution organization
The Berkeley Financial Group LLC	100		Boston, Massachusetts, U.S.A.	Holding company
John Hancock Funds LLC	100		Boston, Massachusetts, U.S.A.	Mutual fund company
Hancock Natural Resource Group, Inc.	100		Boston, Massachusetts, U.S.A.	Manager of globally diversified timberland and agricultural portfolios for public and corporate pension plans, high net-worth individuals, foundations and endowments
John Hancock Life Insurance Company of New York	100		New York, U.S.A.	Provides group pension, individual annuities and life insurance products in the State of New York
John Hancock Investment Management Services, LLC	100		Boston, Massachusetts, U.S.A.	Investment advisor
John Hancock Life and Health Insurance Company	100		Boston, Massachusetts, U.S.A.	U.S. based financial services company that offers a diverse range of financial protection products including life, long-term care and fixed products. It services all states in the U.S.
John Hancock Distributors LLC	100		Delaware, U.S.A.	Wholesale distributor for variable products
Manulife Reinsurance Limited	100		Hamilton, Bermuda	Provides life and financial reinsurance
John Hancock International, Inc.	100		Boston, Massachusetts, U.S.A.	Holding company
John Hancock Tianan Life Insurance Company	50		Shanghai, China	Chinese life insurance company
Manulife Holdings (Bermuda) Limited	100		Hamilton, Bermuda	Holding company
Manufacturers P&C Limited	100		St. Michael, Barbados	Provides property and casualty and financial reinsurance
Manufacturers Life Reinsurance Limited	100		St. Michael, Barbados	Provides life and financial reinsurance
Manulife International Holdings Limited	100		Hamilton, Bermuda	Holding company
Manulife (International) Limited	100		Hong Kong, China	Life insurance company serving Hong Kong and Taiwan
Manulife-Sinochem Life Insurance Co. Ltd.	51		Shanghai, China	Chinese life insurance company
Manulife Asset Management (Asia) Limited	100		St. Michael, Barbados	Holding company
Manulife Asset Management (Hong Kong) Limited	100		Hong Kong, China	Hong Kong investment management and advisory company marketing mutual funds
Manulife Asset Management (Taiwan) Co., Ltd.	100		Taipei, Taiwan	Asset management company

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As at December 31, 2009	Ownership Percentage	Equity Interest	Address	Description
Manulife Bank of Canada	100		Waterloo, Canada	Provides integrated banking products and service options not available from an insurance company
Manulife Canada Ltd.	100		Waterloo, Canada	Canadian life insurance and accident and sickness insurance company
FNA Financial Inc.	100		Toronto, Canada	Holding company
Elliott & Page Limited	100		Toronto, Canada	Investment counseling, portfolio and mutual fund management in Canada
First North American Insurance Company	100		Toronto, Canada	Canadian property and casualty insurance company
NAL Resources Management Limited	100		Calgary, Canada	Management company for oil and gas properties
Manulife Securities Investment Services Inc.	100		Burlington, Canada	Mutual fund dealer for Canadian operations
MLI Resources Inc.	100		Calgary, Canada	Holding company for oil and gas assets and Japanese and Malaysia operations
Manulife Holdings Berhad	45.8		Kuala Lumpur, Malaysia	Investment holding company
Manulife Insurance Berhad	45.8		Kuala Lumpur, Malaysia	Malaysian life insurance company
Manulife Asset Management (Malaysia) Sdn Bhd	45.8		Kuala Lumpur, Malaysia	Asset management company
Manulife Life Insurance Company	100		Tokyo, Japan	Japanese life insurance company
MFC Global Investment Management (Japan) Limited	100		Tokyo, Japan	Japanese investment management and advisory company
PT Asuransi Jiwa Manulife Indonesia	100		Jakarta, Indonesia	Indonesian life insurance company
PT Manulife Aset Manajemen Indonesia	100		Jakarta, Indonesia	Indonesian investment management and advisory company marketing mutual funds
The Manufacturers Life Insurance Co. (Phils.), Inc.	100		Manila, Philippines	Filipino life insurance company
Manulife (Singapore) Pte. Ltd.	100		Singapore	Singaporean life insurance company
Manulife (Vietnam) Limited	100		Ho Chi Minh City, Vietnam	Vietnamese life insurance company
Manulife Vietnam Fund Management Company Limited	100		Ho Chi Minh City, Vietnam	Vietnamese fund management company
Manulife Insurance (Thailand) Public Company Limited	98.3		Bangkok, Thailand	Thai life insurance company
Manulife Asset Management (Thailand) Company Limited	100		Bangkok, Thailand	Investment management
MFC Global Fund Management (Europe) Limited	100		London, England	Holding company
MFC Global Investment Management (Europe) Limited	100		London, England	Investment management company for Manulife Financial’s international funds
EIS Services (Bermuda) Limited	100		Hamilton, Bermuda	Investment holding company
Berkshire Insurance Services Inc.	100		Burlington, Canada	Investment holding company
JH Investments (Delaware) LLC	100		Boston, Massachusetts, U.S.A.	Investment holding company
Manulife Securities Incorporated	100		Burlington, Canada	Investment dealer
MFC Global Investment Management (U.S.A.) Limited	100		Toronto, Canada	Investment advisor
Manulife Asset Management (Singapore) Pte. Ltd.	100		Singapore	Asset management company
John Hancock Reassurance Company, Ltd.	100		Bermuda	Provides reinsurance to affiliated MFC companies

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